Odyssey Re Holdings Corp.

Annual Report 2002

A new day. Evolving risks. Innovative solu



OdysseyRe

Safe Journey

Table of Contents

OdysseyRe

www.odysseyre.com

Safe Journey

Odyssey Re Holdings Corp. is a leading worldwide underwriter of property and casualty treaty, program and facultative reinsurance, as well as specialty insurance through its subsidiaries Odyssey America Reinsurance Corporation, Hudson Insurance Company and Newline Underwriting Management Limited, OdysseyRe's managing agent at Lloyd's.

With $1.1 billion in stockholders' equity at December 31, 2002 and $1.9 billion of gross premiums written in 2002, the Company underwrites through three major divisions: Americas, EuroAsia and London Market, with major underwriting centers in the United States, London, Paris, Singapore, Latin America and Toronto.

Fairfax Financial Holdings Limited is OdysseyRe's majority stockholder. Fairfax is a financial services holding company that is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange (symbol: FFH). With total assets of C$35.1 billion, C$3.6 billion in common stockholders' equity at December 31, 2002 and C$8.1 billion in gross premiums written for the year ended December 31, 2002, Fairfax affords OdysseyRe access to a wide range of insurance and reinsurance opportunities through its subsidiaries worldwide.

Odyssey Re Holdings Corp. is listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol ORH. OdysseyRe is rated "A" (Excellent) by A.M. Best Company and "A-" by Standard & Poor's.

Financial Highlights

ODYSSEY RE HOLDINGS CORP.

(dollars in millions, except per share and combined ratio data)

	2002	2001	2000
Gross premiums written	$1,894.5	$1,153.6	$862.2
Net premiums written	1,631.2	984.7	701.3
Net investment income	123.0	114.6	126.6
Net realized investment gains	135.8	13.3	23.6
Income (loss) before income taxes and cumulative effect of a change in accounting principle	258.1	(15.6)	80.6
Net income (loss)	208.2	(8.0)	54.8
Per common share results-basic	3.22	(0.14)	1.14
Per common share results-diluted	3.20	(0.14)	1.14
Total assets	5,305.0	4,648.3	4,254.1
Stockholders' equity	1,056.1	820.9	957.9
Combined ratio	99.1%	115.4%	110.8%

The historical icons to the right can only hint at the many changes that have redefined risk and insurance. Adapting to future change, by learning more than we now know, is our most welcome challenge.



To Our Stockholders:



I am pleased to report that OdysseyRe's results for 2002 were the best in our history.

Our Results

We experienced record growth in stockholders' equity and premium volume; our best overall net income, total investment performance and cash flow; and our lowest combined ratio. Our stockholders' equity increased by $235 million, or 29%, in 2002 and is now $1.06 billion. Our gross premium volume grew by a noteworthy 64% to $1.9 billion, while our net premiums written increased by 66% to $1.6 billion. The effects of our domestic and global strategic initiatives, combined with our technically driven underwriting philosophy, were clearly evidenced by the profitable business expansion in each of our segments – Americas, EuroAsia and London Market. We are now one of the five largest U.S. broker market reinsurers; overall, we are firmly in the top ten of U.S.-based reinsurers and among the twenty leading global reinsurers as well.

OdysseyRe's net income for 2002 reached $208 million ($171 million after excluding the effects of the full amortization of negative goodwill). Each of our business segments reported a combined ratio under 100%, contributing underwriting profit to our net income. A significant highlight of our 2002 profitability was our investment performance, including net after-tax realized capital gains of $88 million, which provided exceptional validation of our long-term total return philosophy. These are a few of the key operational and financial achievements you will find as you read through this report.

As for the industry's operating environment, market conditions continue to be affected in unprecedented ways – terrorism legislation, global catastrophes, asset impairments, asbestos, loss reserve adequacy, a medical malpractice insurance crisis, competitor withdrawals and new entrants. Amidst this turbulent background, OdysseyRe continues its strategy of patient diversification and opportunity-driven expansion.

2250 BC – The Sea Loan, precursor of marine insurance, mentioned in the Code of Hammurabi.

500BC – Greek merchant mariners pool resources to reimburse each other for piracy and shipwreck losses.



1350 – The world's first insurance contract issued in Palermo. The insurer is required to bear all risks of an ocean transportation of corn.

1370 – The first reinsurance treaty, with which the direct insurer limits his risk by partial cession of an ocean marine agreement, effected in Genoa.



1601 – Modern insurance policies trace their roots to a UK insurance law introduced by Francis Bacon to protect merchandise and ships.

1629 – The East India Company in Holland begins charging premiums to assume responsibility for losses of goods to pirates, storms and fires.

New Notch in the Timeline

Political and economic events continue to reverberate and cause transformative changes in our business, leaving no one guessing about the velocity of change affecting us. Clearly, exceptional performance will be achieved only by the nimble. Terrorism, poor corporate governance and investment reversals have all impacted our industry, both on the liability and asset sides of the balance sheet.

On the liability side, 2002 saw many reckoning with the consequences of the woefully protracted soft market of the 1990's. Perceptions of risk concentration and loss costs were dramatically redefined by the unprecedented tragedy of the World Trade Center and claims from the Enron bankruptcy, but also by the considerable adverse loss development that emerged in casualty lines – professional liability, umbrella and directors and officers liability. In both 2001 and 2002, many in the industry have taken significant charges to earnings to recognize the disastrous effects of relaxed underwriting standards during the worst of the soft market years. Because of our early action to assure reserve adequacy, combined with our diminished exposure to the soft market and our movement to a substantially different mix of business, OdysseyRe was well-positioned to opportunistically focus on the vastly improved market conditions of 2002, as clearly evidenced by our 64% premium growth.

The unfolding of poor underwriting experience from the late 1990's was compounded on the asset side for many by debilitating investment performance and capital erosion, contributing to an estimated decline of $150 to $200 billion in global insurance capital. Several established companies exited the business while others markedly modified their business plans. While the poor underwriting results from recent years have spared few and created market disruption, asset impairments and the effects of declining interest rates, which hit 40-year lows, caused further stress on the industry's performance. During these difficult times, the total return and value oriented investment philosophy employed at OdysseyRe clearly distinguished us on the asset side of the balance sheet. Our investment gains contributed enormously to our 21% return on equity in 2002.



Great Fire of London

1666



Edward Lloyd's coffee house becomes the central meeting place for London ship owners seeking insurance.

1688

Jacob Bernoulli discovers Law of Large Numbers.



1703



The Sun Fire Office, the first English joint-stock insurance company and the oldest insurance company still in existence, is founded in London by Charles Povey.

1710

The Friendly Society, the first insurance company in the United States, was established in Charleston, South Carolina. It went out of business in 1740 when its office was destroyed by fire.

1735

On the positive side, the industry's weak operating performance has provoked a welcome intolerance of unprofitable business. Additionally, new capital has been attracted to the business, although only at a fraction of the amount lost to the industry. Investors contributed nearly $30 billion to new and existing insurers and reinsurers, seeking to capitalize on the vastly improved trading environment.

Why is OdysseyRe Well-Positioned?

Very simply, because our timing was good – we acted early – and we have followed a conservative underwriting and investment strategy since our formation in 1996.

Those who are familiar with our Company know that OdysseyRe has not required the significant reserve charges that have afflicted others in the industry over the past several years. This is a direct result of actions taken to ensure appropriate reserve levels from 1996 through 1999, a time when few companies were strengthening reserves.

Likewise, from 1996 through 2000, while many players in the industry were joined in a chase for business that was underpriced, OdysseyRe's premium volume declined and we shifted our mix of business significantly. We redirected our underwriting from a predominantly long-tail portfolio to a portfolio dominated by short-tail classes of business, much less subject to future claims development. It is clear to us that this was the best defense against a capacity-rich market.

Over the past two years, as market conditions improved, we have achieved a diversification of risk, geography, clients and brokers. We have no over-weighted reliance on any single source.

Our capital structure is well-balanced, with a debt to capital ratio of approximately 16%. Our invested asset mix is quite conservative by any measure, with the vast majority of our portfolio held in government bonds and cash.



1752 — The Philadelphia Contributionship for the insurance of houses from loss by fire, the oldest U.S. insurance carrier still in existence, was established by Ben Franklin.

1842 — The world's first independent reinsurance company, the Kölnische Rückversicherungs-Gesellschaft, was founded in Cologne. Internal difficulties and political unrest delayed the start of business for ten years.

1849 — New York passes the first general insurance law in the U.S.

1870-71 — Thirteen new reinsurance companies were established in Germany, all except one was out of business by 1880. Only Frankona Rückversicherungs Aktien – Gesellschaft is still operating.



1871 — Chicago Fire

1897 — Travelers Insurance Company issues first automobile insurance policy in U.S.

But the true measure of our value is not limited to such tangibles as the quality and size of our assets, liabilities and stockholders' equity. Our strong growth is the clearest evidence that clients and brokers recognize and value our underwriting skills, experience and continuity. Our growth reflects OdysseyRe's dedication to attract and retain a diversified and talented team of reinsurance professionals at all levels of the Company. We have prudently expanded the OdysseyRe team, unified and organized behind a simple strategy: understand the risks you take and generate an underwriting profit.

We are underwriting business today at rates, terms and conditions that have become dramatically more attractive than at any time in recent memory. We enjoy wide access to insurance and reinsurance, through multiple distribution channels. As long as the market continues to value the scarcity of insurance and reinsurance, OdysseyRe will maintain its course of diversification and product leadership, a strategy reinforced by successful operating results.

Increasing the Opportunity While Reducing the Risk

We continue to balance our spread of risk by geographical region and by our insurance/reinsurance mix. As reported during the fourth quarter, OdysseyRe will acquire a new healthcare underwriting division. This acquisition, which augments the scope and versatility of our U.S. insurance operations, gives us the scale to benefit from the turbulence in the current healthcare market. During 2003, our U.S. insurance activities will form a fourth segment for reporting purposes, separate from the Americas, EuroAsia and London Market. Our non-U.S. business now comprises nearly 40% of our overall portfolio and we anticipate our specialty insurance operations to contribute a growing proportion of our total premiums in 2003.



First pedestrian killed by an automobile in New York City.

1899



The San Francisco earthquake and fire resulted in enormous losses and caused many direct insurers and reinsurers to pay claims, although most earthquake damage was excluded. Prompt payment created goodwill.

1906

Lloyd's of London introduces aviation insurance coverage.

1912



Collapse of New York Stock Exchange leads to years of worldwide economic depression.

1929

McCarran-Ferguson Act enacted, assuring the pre-eminence of state regulation of the U.S. insurance industry.

1945

A Note of Thanks

I hope you share my enthusiasm for our growth and financial results. OdysseyRe excelled this year due to the commitment of all its employees. It is hard to overstate the value of our managers, underwriters, actuaries, claims experts and everyone who enables them to achieve our goals. Once again, I thank our entire team for its exemplary performance.

In 2002, our broad base of risks, strategically spread across the marketplace, enabled us to make great strides. The support of our stockholders and Board of Directors as we entered the public marketplace was a crucial element in meeting our goals. As we confront the challenges of 2003, the professionalism of our people, our insistence upon excellence and our commitment to building your Company will result in further growth in value. As a globally integrated reinsurer, with supporting specialty insurance capabilities, OdysseyRe is well-positioned to satisfy the needs of our stockholders, clients and brokers.

I look forward to reporting our progress to you in the quarters to come.

Sincerely,

Andrew A. Barnard
President and Chief Executive Officer

The end of WWII brings rebuilding of the world economy, increased values and demand for insurance and international reinsurance.

1945

Federal Risk Retention Act passed fostering risk retention groups and other non-traditional insurance mechanisms.

1981



Hurricane Andrew

1992

Travelers Insurance Company, the first insurer to sell auto insurance on the Internet.

1998

Financial Services Modernization Act allows insurers to affiliate as financial holding companies.

1999

The U.S. passed the Terrorism Risk Insurance Act of 2002.

2002

The Odyssey Edge

The pace of world events – the increasing velocity of change – is evident throughout our personal and professional lives. New approaches to capital, risk assessment and investment demands disciplined creativity. Businesses must excel in their field of expertise with a clear view towards the elements of change.

OdysseyRe's ability to adapt quickly and not become overly rigid in pursuit of calculated risk has been key to our success. Employing our leading financial and technical resources has enabled OdysseyRe to become a recognized and valued partner on an international basis. Overall, we are meeting today's challenges and opportunities using these qualities:

Underwriting Skill

OdysseyRe is an underwriting company. We insist on a technical approach to underwriting and rating risk, informed by broad knowledge of the underlying exposures, economic trends and loss costs. We provide underwriting versatility by employing technical specialists across all aspects of property and casualty insurance and reinsurance.

Strength

Strength is fundamental to any financial service. Capital, capacity and continuity combine to fortify the relationship with our clients and brokers. Overall strength requires scale, smart management and long-range investment skill.

Speed

Speed is vital. It can be found in an underwriter's willingness to jump on a plane to try to solve a problem, a claim paid without delay, a phone call returned quickly. It's called responsive service. There's even an acronym for it: ASAP.

Diversification

Diversification strengthens the durability of the promises we make. Among top reinsurers, OdysseyRe is among the best diversified by cedant and broker source, by geography and by product lines.

Operating Culture

OdysseyRe is an entrepreneurial organization dedicated to employing highly specialized technical skills, practically applied, to help our clients and brokers achieve their goals. Successful execution maximizes stockholder value as well as management and staff objectives.

OdysseyRe®

Overview of Operations

OdysseyRe: A Global Integrated Underwriting Team


STOCKHOLM
PARIS
LONDON
SINGAPORE
TOKYO

Operating Divisions



Americas

The Americas Division of OdysseyRe underwrites property and casualty reinsurance, as well as specialty insurance through Hudson Insurance Company. The Americas Division operates in the U.S., Canada and Latin America with 278 employees, including 55 underwriters, who service clients from offices in Stamford, New York, Miami, Toronto, Mexico City and Santiago.



EuroAsia

The EuroAsia Division services clients throughout Europe, Asia, the Middle East and Africa. The EuroAsia Division underwrites property and casualty treaty and facultative risks on both a direct and broker basis. Headquartered in Paris, with offices in Singapore, Stockholm and Tokyo, multilingual underwriters conversant with international markets underwrite via geographical zones. The EuroAsia Division employs a total of 78 people, including 27 underwriters.



London Market

The London Market Division operates through two distribution channels: Newline Syndicate at Lloyd's and OdysseyRe's London Branch. At Newline Syndicate, specialists underwrite casualty insurance, while the Branch underwrites worldwide property and casualty on a treaty reinsurance basis. The London Market Division has 68 employees, including 21 underwriters.

2002 GROSS PREMIUMS WRITTEN BY DIVISION — $ IN MILLIONS


AMERICAS DIVISION $1,320.6
EUROASIA DIVISION $258.6
LONDON MARKET DIVISION $315.3
TOTAL GPW $1,894.5 MILLION

Americas

OdysseyRe's gross premiums written in the Americas Division increased by 57% to $1.3 billion in 2002. Buoyed by rising insurance and reinsurance rates, our premiums grew in virtually every sector. Growth was especially strong in Property and Auto Treaty, Casualty Facultative, Latin America and our Hudson Insurance Company program unit.

Activities in the Americas are directed from our headquarters in Stamford, Connecticut, and we operate in the United States, Latin America and Canada.

OdysseyRe is a leader among broker market reinsurers in the U.S. The largest component of our business is the treaty account, which is configured into seven broad areas of underwriting expertise: Property; Marine & Aviation; Specialty Casualty; General Casualty; Casualty Program & Alternative Risk Transfer; Surety & Financial Lines; and Non-Traditional. In addition, a growing and important unit is Casualty Facultative, based in New York City, servicing clients and brokers throughout the U.S. This broad spectrum of skills allows us to respond to nearly any qualified proposal for reinsurance.

The improvement in U.S. industry fundamentals began in earnest in 2001, continued and even accelerated in 2002. We measured average rate increases of about 20% on our treaty renewal portfolio and 45% on our casualty facultative account during 2002. The rising rate levels created more opportunities to underwrite new business with good profit potential. OdysseyRe's financial stability and underwriting consistency made us a top choice for brokers seeking alternatives as other reinsurers retrenched.

Our Latin American unit is headquartered in Mexico City, with offices in Miami and Santiago. We employ some of the most experienced senior underwriters in the region, who underwrite casualty and property reinsurance business on both a facultative and treaty basis. Local underwriting autonomy has allowed this unit to provide fast, responsive service to our clients, which, along with improved rates, has enabled our gross premiums written to surpass $100 million for the first time in 2002.



Americas

Throughout 2002, our Toronto Branch grew significantly in property and casualty treaty classes of business. The Canadian market has seen similar turmoil to that experienced in the U.S. Our steady approach gave rise to a number of new opportunities during the year including our entry into the surety market. For 2002, gross premiums written increased nearly 150% from 2001, to $41 million, and we continue to be optimistic about the growth potential within the Canadian market.

Hudson Insurance Company had a pivotal year, with a 197% increase in gross premiums written from $57 million in 2001, to $169 million. We are well-positioned to take full advantage of the improving market, having strategically built a qualified team of professionals expert in primary program business. While automobile remains the largest component of Hudson's book of business, we look for opportunities in the true specialty casualty and property arena for a wide variety of homogeneous risks underwritten through selected full service program administrators.

We recently announced that we had entered into an agreement to acquire a healthcare division and an excess and surplus lines company. We believe this expansion of our U.S. insurance operations will present significant opportunities for us in 2003, due to meaningful rate increases in medical and professional liability.

Overall, the Americas Division is well-positioned, with a broad array of reinsurance underwriting expertise and products, complemented by the ability to offer insurance on either an admitted or surplus lines basis, providing substantial capabilities for us to expand and capitalize on opportunities in the years ahead.



2002 Gross Premiums Written by Type of Business



- Property Excess of Loss 8.0%
- Property Proportional 16.7%
- Casualty Excess of Loss 17.2%
- Casualty Proportional 30.4%
- Miscellaneous Lines 3.9%
- Facultative 11.0%
- Primary Insurance 12.8%

Total GPW $1,320.6 million

Gross Premiums Written
($ in millions)


$1,320.6
$841.2
2001
2002

Combined Ratio


114.1%
99.2%
2001
2002



EuroAsia

OdysseyRe's EuroAsia Division is headquartered in Paris, with offices in Stockholm, Singapore and Tokyo, where we provide a full array of products on both a direct and broker market basis. Property and motor remain our most significant lines of business and, while we expect to see continued growth in these lines, we also see expanding opportunities in liability, credit and surety.

From our inception in July 2000, we have been focused on sustaining strong business relationships with our clients and brokers and solidifying our presence within the region. The improvement in industry fundamentals began in mid-2000 following storms Lothar and Martin, and continued throughout 2001 and 2002. We expect continued growth in 2003 due to further improvements in contract terms and pricing.

Our presence in Europe, Asia, the Middle East and Africa continues to expand as we reap full advantage of the rapidly changing international marketplace. Many European insurers and reinsurers reported poor results during 2002 due to losses from European floods and stock market reversals. The impact of these competitors withdrawing from key markets resulted in growth opportunities and increased demand for high-quality, secure reinsurance. In 2002, gross premiums written by the EuroAsia Division totaled $259 million, an increase of 77% over 2001.

Our Paris office is the treaty underwriting center for Europe, the Middle East and Africa, with our Stockholm office responsible for all Nordic countries. Our underwriters are multilingual and have local market expertise. Gross premiums written in these regions increased 70% from 2001, to $187 million.

Our Asia Pacific Rim unit is headquartered in Singapore, with an office in Tokyo. We underwrite property and casualty reinsurance business on both a treaty and facultative basis. Our success in this region is due to local underwriting autonomy, enabling us to compete effectively within this market. For the year, gross premiums written totaled $72 million, an increase of 95% over 2001.



The EuroAsia Division's geographical diversification, experienced underwriting professionals, commitment to long-term client relationships and customized reinsurance solutions provides a clear-cut advantage for continued profitable growth.

2002 Gross Premiums Written by Type of Business



- Property Excess of Loss 22.4%
- Property Proportional 39.8%
- Casualty Excess of Loss 6.9%
- Casualty Proportional 10.6%
- Miscellaneous Lines 9.6%
- Facultative 10.7%

Total GPW $258.6 million

Gross Premiums Written
($ in millions)


$258.6
$146.5
2001
2002

Combined Ratio


115.8%
99.8%
2001
2002



London Market

The London Market Division operates through two distribution channels: OdysseyRe's syndicate at Lloyd's – Newline Syndicate #1218 – where the business focus is casualty insurance, and OdysseyRe's London Branch, where we underwrite worldwide property and casualty treaty reinsurance. These two underwriting platforms, each with its own specialization, are unified by an integrated management team with a common business approach.

London Market conditions continued to improve appreciably in 2002, with increases in pricing and tightening of terms positively affecting all classes of business. For the year, gross premiums written totaled $315 million, $198 million in Newline Syndicate and $117 million at the Branch, representing premium growth of 90% over calendar year 2001.

Newline Syndicate's core casualty account consists of four business units: Financial Institutions, Directors & Officers, Professional Indemnity and Liability. London, and particularly Lloyd's, continues to be a prominent international center for insurance and reinsurance. Our Lloyd's membership provides strong brand recognition, extensive broker distribution channels and worldwide licensing, including the ability to underwrite insurance business on an excess and surplus lines basis in the U.S. We are a recognized Lloyd's leader in most of the classes we underwrite, with a particular emphasis on small to medium size risks located in Europe, Australia and Asia. Our underwriting controls and quantitative risk analysis, combined with the resurgence of Lloyd's during favorable market conditions, uniquely positioned us for profitable growth in 2002 and the ability to further enhance our position in 2003.

OdysseyRe's London Branch underwrites worldwide treaty reinsurance through three units, property, marine and aerospace, and international casualty. Our largest lines of business within these units are property catastrophe excess of loss, aerospace, motor, accident & health and personal accident. Improvements in the broader casualty treaty area are providing current opportunities for expansion in this sector.



We are uniquely positioned to respond to opportunities in the market with our robust worldwide platform, wide range of products, localized decision making and responsive service. We are confident that we will be able to continue to take advantage of our many strengths in 2003 and beyond.

2002 Gross Premiums Written by Type of Business



- North American Casualty 3.4%
- Marine & Aerospace 15.5%
- International Casualty 11.0%
- Financial Lines 51.9%
- Property 18.2%

Total GPW $315.3 million

Gross Premiums Written
($ in millions)


$315.3
$165.9
2001
2002

Combined Ratio


122.3%
97.5%
2001
2002



Odyssey Re Holdings Corp.

Financial Report

OdysseyRe®

SELECTED FINANCIAL DATA

The following selected financial data is prepared in accordance with accounting principles generally accepted in the United States of America. The financial information in the table reflects the results of operations and financial position of Odyssey Re Holdings Corp. (the "Company" or "OdysseyRe") and includes its subsidiary Odyssey America Reinsurance Corporation ("Odyssey America") from April 13, 1999, the date it was acquired by Fairfax Financial Holdings Limited ("Fairfax"). The financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes included elsewhere in this report. Our business is managed through three distinct divisions, the Americas, London Market and EuroAsia which are established principally based on geographic regions. Please refer to note 19, Segment Reporting, of our consolidated financial statements included in this Annual Report.

The following GAAP statements of operations and balance sheets data relating to each of the years 1998 through 2002, has been derived from our annual consolidated financial statements audited by PricewaterhouseCoopers LLP, our independent accountants.

	Years Ended December 31,				
	2002	2001	2000	1999	1998
	(dollars in thousands, except per share data)				
GAAP Statement of Income Data:					
Gross premiums written	$1,894,530	$1,153,606	$ 862,166	$ 654,518	$ 271,975
Net premiums written	$1,631,245	$ 984,650	$ 701,334	$ 502,622	$ 212,758
Net premiums earned	$1,432,642	$ 900,537	$ 681,831	$ 508,408	$ 216,566
Net investment income	123,028	114,600	126,593	121,169	62,839
Net realized investment gains	135,796	13,313	23,611	4,783	53,491
Total revenues	1,691,466	1,028,450	832,035	634,360	332,896
Losses and loss adjustment expenses	987,195	725,767	503,464	383,883	166,052
Acquisition costs	362,262	248,425	198,570	136,731	53,696
Other underwriting expenses	70,269	64,694	53,254	45,772	19,643
Other expense (income), net	4,985	(755)	(3,839)	(11,586)	(7,087)
Interest expense	8,689	5,938	—	—	—
Total expenses	1,433,400	1,044,069	751,449	554,800	232,304
Income (loss) before income taxes and cumulative effect of a change in accounting principle	258,066	(15,619)	80,586	79,560	100,592
Federal and foreign income tax provision (benefit)	86,751	(7,658)	25,795	23,526	32,127
Income (loss) before cumulative effect of a change in accounting principle	171,315	(7,961)	54,791	56,034	68,465
Cumulative effect of a change in accounting principle	36,862	—	—	—	—
Net income (loss)	$ 208,177	$ (7,961)	$ 54,791	$ 56,034	$ 68,465
BASIC					
Weighted average shares outstanding	64,744,067	57,018,497	48,000,000	40,162,000	38,400,000
Basic earnings (loss) per share	$ 3.22	$ (0.14)	$ 1.14	$ 1.40	$ 1.78
DILUTED					
Weighted average shares outstanding	65,129,726	57,018,497	48,000,000	40,162,000	38,400,000
Diluted earnings (loss) per share	$ 3.20	$ (0.14)	$ 1.14	$ 1.40	$ 1.78

	December 31,				
	2002	2001	2000	1999	1998
	(dollars in thousands, except per share data)				
GAAP Balance Sheet Data:					
Total investments and cash	$3,082,403	$2,659,776	$2,641,615	$2,603,242	$1,172,679
Total assets	5,304,960	4,648,291	4,254,103	4,079,726	1,800,341
Unpaid losses and loss adjustment expenses	2,871,552	2,720,220	2,566,396	2,569,895	1,176,292
Debt obligations	206,340	200,000	—	—	—
Total stockholders' equity	1,056,083	820,872	957,875	806,336	384,791
Book value per share(1)	16.25	12.60	19.96	16.80	10.02
Dividends per share (1)	0.10	0.03	1.77	2.46	0.94

	Years Ended December 31,				
	2002	2001	2000	1999	1998
Selected GAAP Financial Ratios:					
Losses and loss adjustment expense ratio	68.9%	80.6%	73.9%	75.5%	76.7%
Underwriting expense ratio	30.2	34.8	36.9	35.9	33.8
Combined ratio	99.1%	115.4%	110.8%	111.4%	110.5%

(1) Based on our common stock outstanding of 65,003,963 shares as of December 31, 2002, 65,142,857 shares as of December 31, 2001, 48,000,000 shares as of December 31, 2000 and 1999 and 38,400,000 shares as of December 31, 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

OdysseyRe is a Delaware domiciled company which was incorporated on March 21, 2001 to serve as the holding company for Odyssey America and its subsidiaries, Odyssey Reinsurance Corporation ("ORC"), Hudson Insurance Company ("Hudson"), Odyssey UK Holdings Corporation ("UK Holdings") and Newline Underwriting Management Ltd. which owns and manages a syndicate at Lloyd's, Newline Syndicate 1218 (collectively "Newline"). On June 19, 2001, OdysseyRe sold 17,142,857 shares of its common stock in an initial public offering. In connection with this offering, we acquired all of the outstanding shares of Odyssey America from subsidiaries of Fairfax, our ultimate majority shareholder, for an aggregate consideration of $988.8 million, consisting of $233.6 million in cash, a $200.0 million term note and 48 million shares of our common stock. The acquisition has been accounted for at historical cost in a manner similar to a pooling of interests. Accordingly, the consolidated financial statements of Odyssey America and its subsidiaries have become our historical financial information. On September 10, 2002, we acquired 56% of the common stock of First Capital Insurance Ltd., a Singapore insurance company, for consideration of $17.8 million.

Through our operating subsidiaries, principally Odyssey America, we are a leading United States based underwriter of reinsurance, providing a full range of property and casualty products on a worldwide basis. We offer a broad range of both treaty and facultative reinsurance to property and casualty insurers and reinsurers. Treaty reinsurance involves the reinsurance of a specific line or class of business for an insurance company pursuant to an agreement or treaty. Facultative reinsurance involves the reinsurance of a specific policy as opposed to a line or class of business. We also write specialty and non-traditional lines of reinsurance, including professional liability, marine and aerospace.

Throughout 2002, we experienced growth opportunities in a number of areas, evidenced by our increase in gross premiums written of $740.9 million, or 64.2%, to $1.9 billion for the year ended December 31, 2002 from $1.2 billion for the year ended December 31, 2001. As a result of improved market conditions, including improved pricing and industry consolidation, and a series of catastrophic events, both in the United States and globally, conditions for us have been improving and we have opportunistically expanded in certain classes of business and in each of our geographic business segments. Our non-United States operations, including Newline, accounted for 39.0% of our premium volume for 2002.

Due to the improved pricing environment and our continued focus on underwriting discipline, our underwriting results have significantly improved. Our combined ratio was 99.1% for the year ended December 31, 2002, a decrease of 16.3 percentage points from the 115.4% combined ratio for the year ended December 31, 2001, which includes the effects of the terrorist attack of September 11th ("event of September 11th") and the bankruptcy filing of Enron Corporation (Enron). Excluding these events, our combined ratio for the year ended December 31, 2002 improved by 4.0 percentage points to 99.1% from the 103.1% reported for the year ended December 31, 2001. This improvement is a direct result of our underwriting actions, including improvements in pricing as well as terms and conditions, and our opportunistic expansion into better performing lines of business.

Through a review of our reinsurance contracts, we have evaluated and estimated our exposure arising from the event of September 11th. Our estimate is based on the most recent information available. Our initial estimate, established in 2001, appears to be appropriate; accordingly, such estimate has not been revised during the year ended December 31, 2002. As additional information becomes available, such estimate could be revised. Included in our consolidated statements of operations for the year ended December 31, 2001, is a net pre-tax loss of $95.0 million. The after tax loss, assuming a 35% tax rate, is $61.8 million. Considerable time may elapse before the adequacy of our estimates can be determined. With respect to the ceded underwriting loss, the reinsurance recoverable is with highly rated reinsurers and we do not foresee any potential credit risks.

We operate our business through three divisions, the Americas, London Market and EuroAsia, which are based principally on geographic regions.

The Americas is our largest division, accounting for $1.3 billion, or 69.7%, of our gross premiums written for the year ended December 31, 2002 as compared to $841.2 million, or 72.9%, of our gross premiums written for the year ended December 31, 2001. The Americas division writes treaty, both casualty and property, and facultative casualty reinsurance in the United States and Canada, and treaty and facultative reinsurance in Central and South America, as well as primary business in the United

States through Hudson, our insurance subsidiary. The Americas division is comprised of three units, the United States, Canada, and Latin America, with seven offices, located in Stamford, two offices in New York City, Mexico City, Miami, Santiago and Toronto. Gross premiums written by the United States unit for the year ended December 31, 2002 were $1.2 billion, an increase of $427.6 million, or 58.7%, compared to $728.1 million for the year ended December 31, 2001. Gross premiums written by the Latin American unit for the year ended December 31, 2002 were $116.8 million, an increase of $44.5 million, or 61.5%, compared to $72.3 million for the year ended December 31, 2001. The Canadian unit had gross premiums written of $40.8 million for the year ended December 31, 2002, an increase of $24.4 million, or 148.8%, compared to $16.4 million for the year ended December 31, 2001. The increases are due mainly to increased pricing both at the insurance and reinsurance levels. The London branch unit (business underwritten prior to 2001) had gross premiums written of $7.3 million for the year ended December 31, 2002, a decrease of $17.1 million compared to $24.4 million for the year ended December 31, 2001. Business previously written by the London branch unit is being written through the London Market division.

The London Market division is comprised of our Lloyd's of London business, in which we participate through our 100% ownership of Newline which in turn owns and manages Syndicate 1218, and our London branch office. Our Lloyd's membership provides strong brand recognition, extensive broker and direct distribution channels and worldwide licensing, including the ability to write primary business on an excess and surplus basis in the United States. The London Market writes reinsurance and insurance business worldwide through brokers, generating $315.3 million, or 16.6%, of our gross premiums written for the year ended December 31, 2002 as compared to $165.9 million, or 14.4%, of our gross premiums written for the year ended December 31, 2001. The increase in gross premiums written of $149.4 million, or 90.1%, was mainly in financial lines, marine and aerospace and international casualty business.

The EuroAsia division was formed in 2000 as part of the realignment of our business across geographic regions. EuroAsia operates out of four offices, with principal offices in Paris and Singapore. For the year ended December 31, 2002, the EuroAsia division had gross premiums written of $258.6 million, or 13.7% of our gross premiums written, compared to $146.5 million, or 12.7%, of our gross premiums written for the year ended December 31, 2001. For the years ended December 31, 2002 and 2001, our Paris office had gross premiums written of $186.7 million and $109.6 million, respectively. For the years ended December 31, 2002 and 2001, our Singapore office had gross premiums written of $68.8 million and $36.9 million, respectively. During the last quarter of 2002, First Capital had $3.2 million of direct premiums written. The EuroAsia division premiums are geographically dispersed, mainly throughout the European Union, followed by Japan, Eastern Europe, the Pacific Rim, and the Middle East. The EuroAsia division has been successful in taking advantage of the rate increases throughout its international scope of operations and in creating new market opportunities by leveraging its long-term ceding company and broker relationships.

The property and casualty reinsurance and insurance industries use the combined ratio as a measure of underwriting profitability. The GAAP combined ratio is the sum of losses and loss adjustment expenses incurred as a percentage of net premiums earned plus underwriting expenses, which include acquisition costs and other underwriting expenses, as a percentage of net premiums earned. The combined ratio reflects only underwriting results, and does not include income from investments. Underwriting profitability is subject to significant fluctuations due to competition, catastrophic events, economic and social conditions, foreign currency fluctuations and other factors. Our combined ratio for the year ended December 31, 2002, was 99.1%, a decrease of 4.0 percentage points from 103.1% for the year ended December 31, 2001, which excludes the effects of the event of September 11th and Enron. The combined ratio for the year ended December 31, 2001, including the effects of the event of September 11th and Enron was 115.4%.

For the years ended December 31, 2002 and 2001, our gross premiums written were $1.9 billion and $1.2 billion, respectively. For the years ended December 31, 2002 and 2001, our net premiums written were $1.6 billion and $984.7 million, respectively, and our net income was $208.2 million, (which included a cumulative effect of a change in accounting principle of $36.9 million) and a net loss of $8.0 million (which included a net after tax loss of $71.5 million related to the effects of the event of September 11th and Enron), respectively. As of December 31, 2002, we had total assets of $5.3 billion and total stockholders' equity of $1.1 billion.

Revenues

We derive our revenues from two principal sources: premiums from reinsurance assumed and insurance, net of premiums ceded (net premiums written); and income from investments. Net premiums written are earned (net premiums earned) as they are credited to revenue over the terms of the underlying contracts or certificates inforce. The relationship between net premiums written and net premiums earned will, therefore, vary depending generally on the volume and inception dates of the business assumed and ceded and the mix of such business between proportional and excess of loss reinsurance.

Consistent with our significant accounting policies, we utilize estimates in establishing premiums written, the corresponding acquisition expenses and unearned premium reserves. These estimates are required to reflect differences in the timing of the receipt of accounts from the ceding company and the actual due dates of the accounts at the close of each accounting period.

Premium estimates, the corresponding acquisition expenses and unearned premium reserves are established on a contract level for any significant accounts due but not rendered by the ceding company at the end of each accounting period. The estimated ultimate premium for the contract, actual accounts rendered by the ceding company, and our own experience on the contract are considered in establishing the estimate at the end of each accounting period.

The change in these estimates is reflected in the revenue account at the end of each accounting period.

Expenses

We determine our reserve for unpaid losses and loss adjustment expenses based on reports and individual case estimates received from ceding companies. We use generally accepted actuarial methodologies to determine a reserve for losses incurred but not reported ("IBNR") on the basis of our historical experience and other estimates. We review the reserves continually and changes in estimates are reflected in the operating results of the period in which they become known. Accordingly, losses and loss adjustment expenses are charged to income in the calendar year they are incurred.

Our reserves for losses and loss adjustment expenses are estimates of amounts required to pay reported and unreported claims and related loss adjustment expenses. We believe the estimate of these reserves is a "critical accounting estimate" because changes in these reserves can materially affect net income. The estimates are based on assumptions related to the ultimate cost to settle these claims. Our reserves for losses and loss adjustment expenses are determined in accordance with sound actuarial practices. However, the inherent uncertainties of estimating reserves are greater for reinsurers than for primary insurers, due to the diversity of development patterns among different types of reinsurance contracts and the necessary reliance on ceding companies for information regarding reported claims. As a result, we cannot be sure that our ultimate liability will not exceed amounts we have reserved. As of December 31, 2002, our estimate of these liabilities net of reinsurance recoverables was $1,844.6 million, and as of December 31, 2001 was $1,674.4 million.

Acquisition costs consist principally of commissions and brokerage expenses incurred on business written under reinsurance contracts or certificates and insurance policies. These costs are deferred and amortized over the period in which the related premiums are earned. Commission adjustments are accrued based on the underwriting profitability of the business produced. Deferred acquisition costs are limited to their estimated realizable value, which considers anticipated losses and loss adjustment expenses and estimated remaining costs of servicing the contracts or certificates, all based on our historical experience.

Other underwriting expenses consist of cost of operations associated with our underwriting activities. These expenses include compensation, rent, and all other general expenses allocated to our underwriting activity and exclude any investment or claims related expenses.

Results of Operations

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Gross Premiums Written. Gross premiums written for the year ended December 31, 2002 increased by $740.9 million, or 64.2%, to $1.9 billion from $1.2 billion for the year ended December 31, 2001. Insurance and reinsurance market conditions improved substantially on a global basis the past two years, providing the key factor for growth. The increase in premium volume is attributable to increases in the Americas division of $479.4 million, or 57.0%, the London Market division of $149.4 million, or 90.1% and the EuroAsia division of $112.1 million or 76.5%.

The increase in the Americas division is comprised of increases in treaty property excess of loss of $19.4 million, proportional property of $67.4 million, casualty excess of loss of $52.7 million, proportional casualty of $122.2 million, miscellaneous lines of $28.8 million, facultative reinsurance of $77.1 million and primary insurance through our subsidiary, Hudson, of $111.8 million.

The London Market division premium increase of $149.4 million is comprised of an increase in Newline of $65.9 million, principally in the financial lines of business of $109.8 million, offset by decreases in treaty reinsurance lines of business of $43.9 million previously written through Newline. The remaining increase of $83.5 million is from our London branch which is comprised of increases in all lines, property excess of loss of $15.3 million, property proportional of $7.9 million, casualty excess of loss of $9.9 million, marine and aerospace excess of loss of $13.4 million, proportional marine and aerospace of $30.1 million and casualty proportional of $6.9 million. The London Market division in general, and Newline in particular, has experienced a resurgence of opportunities from domestic and international business.

EuroAsia division's gross premiums written for the year ended December 31, 2002 were $258.6 million, consisting of international reinsurance business primarily derived through new market opportunities. In addition, there has been a substantial shrinkage of capacity in the European market due to catastrophe losses, competitor withdrawals, and asset impairments. Gross premiums written were $146.5 million for the year ended December 31, 2001. The increase in the EuroAsia division is comprised of increases in treaty property excess of loss of $31.5 million, proportional property of $52.9 million, casualty excess of loss of $10.9 million and all other lines of $16.8 million.

Ceded Premiums Written. Ceded premiums written for the year ended December 31, 2002 increased by $94.3 million, or 55.8%, to $263.3 million from $169.0 million for the year ended December 31, 2001. The increase in ceded premiums written is primarily attributable to the increase in gross premium volume and an increase in cessions related to our Hudson business of $61.2 million. Included in the results for the year ended December 31, 2001 were ceded premiums written of $28.8 million related to the event of September 11th.

Net Premiums Written. Net premiums written for the year ended December 31, 2002 increased by $646.5 million, or 65.7%, to $1.6 billion from $984.7 million for the year ended December 31, 2001. Net premiums written represents gross premiums written less ceded premiums written.

Net Premiums Earned. Net premiums earned for the year ended December 31, 2002 increased by $532.1 million, or 59.1%, to $1.4 billion from $900.5 million for the year ended December 31, 2001. This increase was a result of the factors listed above, and reflects an increase in unearned premiums of $198.6 million for the year ended December 31, 2002, as compared to an increase in unearned premiums of $84.1 million for the year ended December 31, 2001. This increase in unearned premiums is associated with the increase in net premiums written.

Net Investment Income. Net investment income for the year ended December 31, 2002 increased by $8.4 million, or 7.3%, to $123.0 million from $114.6 million for the year ended December 31, 2001. The net investment yield was 4.3% for each of the years ended December 31, 2002 and 2001. The increase in investment income before expenses mainly results from the increase of $422.6 million in our cash and invested assets.

Net Realized Investment Gains. Net realized investment gains for the year ended December 31, 2002 increased by $122.5 million, to $135.8 million from a gain of $13.3 million for the year ended December 31, 2001. The increase in net realized gains in 2002 was primarily related to the sale of mid-maturity fixed income securities, which generated gains as we realized the benefits of the appreciation in the portfolio due to the decline in interest rates, which hit levels not experienced in 40 years.

Included in net realized investment gains for the year ended December 31, 2002 is $13.0 million of realized losses on the other than temporary write-down of certain fixed income and equity securities.

Losses and Loss Adjustment Expenses. Losses and loss adjustment expenses for the year ended December 31, 2002 increased by $261.4 million, or 36.0%, to $987.2 million from $725.8 million for the year ended December 31, 2001. The increase in losses is a direct result of the increase in net premiums earned. The losses and loss adjustment expense ratio for the year ended December 31, 2002 was 68.9% compared to 80.6% for the year ended December 31, 2001. The improved losses and loss adjustment expense ratio reflects the general improvements in primary and reinsurance pricing. Excluding the effects of the event of September 11th and Enron, the losses and loss adjustment expense ratio was 69.7% for the year ended December 31, 2001.

Acquisition Costs. Acquisition costs for the year ended December 31, 2002 were $362.3 million compared to $248.4 million for the year ended December 31, 2001 with the increase due to the premium growth. The resulting acquisition cost ratio, i.e., acquisition expenses expressed as a percent of earned premium, was 25.3% for the year ended December 31, 2002 compared to 27.6% for the year ended December 31, 2001. A decrease in acquisition expense ratio of 2.3 percentage points is attributable to the negotiation of lower commission and brokerage costs across the portfolio and mix of business. Excluding the event of September 11th, the acquisition costs for the year ended December 31, 2001 were $239.2 million and the resulting acquisition cost ratio was 26.3%.

Other Underwriting Expenses. Other underwriting expenses for the year ended December 31, 2002 were $70.3 million compared to $64.7 million for the year ended December 31, 2001. The other underwriting expense ratio, expressed as a percent of premiums earned, was 4.9% for the year ended December 31, 2002, compared to 7.2% for the year ended December 31, 2001. This ratio has decreased significantly during 2002 because our other underwriting expenses have increased at a much lower rate than our premiums earned.

Other Expenses (Income), Net. Other expenses (income), net for the year ended December 31, 2002 was a net expense of $5.0 million compared to $0.8 million of net income for the year ended December 31, 2001.

The other expense (income), net for the year ended December 31, 2002 is primarily comprised of the operating expenses of the holding company, since goodwill is no longer amortized. The major component of other expense (income), net, in 2001 was the amortization of goodwill, which consists of the negative goodwill associated with the purchase of ORC amortized over a ten-year period at $8.3 million per year, and the amortization of positive goodwill associated with the purchase of Odyssey America amortized over a ten-year period at $2.5 million per year.

Interest Expense. We incurred interest expense related to debt obligations of $8.7 million for the year ended December 31, 2002, as opposed to $5.9 million for the year ended December 31, 2001. We entered into our debt obligations in the latter part of June 2001, and therefore the 2001 period reflects a lower interest expense.

Combined Ratio. Our combined ratio, which is the sum of the losses and loss adjustment expense ratio, acquisition ratio and other underwriting expense ratio was 99.1% for the year ended December 31, 2002, a decrease of 16.3 percentage points from 115.4% for the year ended December 31, 2001. Excluding the effects of the event of September 11th and Enron, our combined ratio was 103.1% for the year ended December 31, 2001. Our combined ratio improved due to the significantly better operating conditions in the primary and reinsurance segments of the industry.

Federal and Foreign Income Tax Provision. Our federal and foreign income tax provision for the year ended December 31, 2002 increased by $94.5 million to a tax provision of $86.8 million as a result of the increase in operating income. We recognized a tax benefit of $7.7 million for the year ended December 31, 2001 due to the effects of the event of September 11th and Enron.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Gross Premiums Written. Gross premiums written for the year ended December 31, 2001 increased by $291.4 million, or 33.8%, to $1.2 billion from $862.2 million for the year ended December 31, 2000. Excluding premium adjustments related to the event of September 11th, gross premiums written for the year ended December 31, 2001 were $1.1 billion. The increase in premium volume is attributable to increases in the Americas division of $87.2 million, or 11.6 %, the London Market division of $58.1 million, or 53.9%, and the EuroAsia division of $146.1 million.

The increase in premiums in the Americas division is comprised of an increase in treaty property business of $67.5 million, an increase in general casualty business of $9.0 million, an increase in the Latin American unit business of $31.7 million, an increase in primary insurance activities of $28.3 million and a decrease in facultative business of $10.8 million. These increases are attributable to improved pricing in general and specifically to certain classes of business that were substantially affected by poor industry fundamentals during the past few years. Premiums decreased in the London branch business by $58.4 million due to the transfer of business into Newline and treaty casualty business by $15.2 million in classes where pricing had not yet improved to a level of adequate profitability. Gross premiums written of $7.4 million related to the event of September 11th are included in the Americas division for the year ended December 31, 2001.

The London Market division's premium increase of $58.1 million is comprised of increases in marine and aerospace business of $13.6 million and international casualty business of $14.9 million, property business of $34.0 million and financial lines of $17.1 million. These increases were partially offset by a decrease in the North American casualty business of $0.3 million and the North American Binding Authority and other lines of $21.2 million. Gross premiums written of $11.1 million related to the event of September 11th are included in the London Market division for the year ended December 31, 2001.

The EuroAsia division's gross premiums written for the year ended December 31, 2001 were $146.5 million, compared to $0.4 million for the year ended December 31, 2000. This division was not active during the first nine months of 2000.

Ceded Premiums Written. Ceded premiums written for the year ended December 31, 2001 increased by $8.2 million, or 5.1%, to $169.0 million from $160.8 million for the year ended December 31, 2000. The increase in ceded premiums written was primarily attributable to $28.8 million of ceded premiums relating to the event of September 11th offset by higher amounts of premiums retained under our reinsurance contracts and reductions in amounts ceded to our aggregate excess of loss contracts.

Net Premiums Written. Net premiums written for the year ended December 31, 2001 increased by $283.4 million, or 40.4%, to $984.7 million from $701.3 million for the year ended December 31, 2000. Net premiums written represents gross premiums written less ceded premiums written and is directly influenced by the items described in the preceding sections. Net premiums written for the year ended December 31, 2001 have been decreased by $10.3 million related to the event of September 11th.

Net Premiums Earned. Net premiums earned for the year ended December 31, 2001 increased by $218.7 million, or 32.1%, to $900.5 million from $681.8 million for the year ended December 31, 2000. This increase was a result of the factors listed above and reflects an increase in unearned premiums of $84.1 million for the year ended December 31, 2001, as compared to an increase in unearned premiums of $19.5 million for the year ended December 31, 2000. This increase in unearned premiums is associated with the increase in net premiums written. Net premiums earned have been reduced by $10.3 million related to the event of September 11th.

Net Investment Income. Net investment income for the year ended December 31, 2001 decreased by $12.0 million, or 9.5%, to $114.6 million from $126.6 million for the year ended December 31, 2000. As a result of the decline in interest rates during the past year combined with a decrease in investment income from affiliates and other interest bearing assets, the net investment yield decreased to 4.3% in 2001 compared to 4.6% in 2000 and accounted for most of the decline in investment income.

Net Realized Investment Gains. Net realized investment gains for the year ended December 31, 2001 decreased by $10.3 million to $13.3 million from $23.6 million for the year ended December 31, 2000. The decrease in net realized gains in 2001 was primarily related to modest gains in our equity portfolio of $3.9 million compared to $37.3 million of net realized gains on equity securities for the year ended December 31, 2000. We realized net gains on fixed income securities of $9.4 million for the year ended December 31, 2001, compared to a net realized loss of $11.7 million for the year ended December 31, 2000.

Losses and Loss Adjustment Expenses. Losses and loss adjustment expenses for the year ended December 31, 2001 increased by $222.3 million, or 44.2%, to $725.8 million from $503.5 million for the year ended December 31, 2000. The losses and loss adjustment expense ratio for the year ended December 31, 2001 was 80.6% compared to 73.9% for the year ended December 31, 2000. Excluding the effects of the event of September 11th and Enron, losses and loss adjustment expenses for the year ended December 31, 2001 were $635.3 million compared to $503.5 million for the year ended December 31, 2000, an increase of $131.8 million, or 26.2%.

Excluding the effects of the event of September 11th and Enron, which contributed $75.5 million and $15.0 million, respectively, the losses and loss adjustment expense ratio for the year ended December 31, 2001 was 69.7% compared to 73.9% for the year ended December 31, 2000. The improvement in the losses and loss adjustment expense ratio is the result of our underwriting initiatives and reinsurance price increases.

Acquisition Costs. The acquisition ratio, i.e. acquisition expenses expressed as a percent of earned premium, was 27.6% for the year ended December 31, 2001 compared to 29.1% for the year ended December 31, 2000. The 1.5% decrease is directly attributable to the increase in premiums while continuing to negotiate for lower commission and brokerage costs. Acquisition costs for the year ended December 31, 2001 increased by $49.8 million, or 25.1%, to $248.4 million from $198.6 million for the year ended December 31, 2000. Acquisition costs of $9.2 million related to the event of September 11th are included in the Americas division for the year ended December 31, 2001.

Other Underwriting Expenses. The other underwriting expense ratio, expressed as a percent of earned premiums, improved to 7.2% for the year ended December 31, 2001 compared to 7.8% for the year ended December 31, 2000. Other underwriting expenses for the year ended December 31, 2001 increased by $11.4 million, or 21.4%, to $64.7 million from $53.3 million for the year ended December 31, 2000.

The increase in other underwriting expenses for the year ended December 31, 2001 compared to the year ended December 31, 2000 is largely attributable to costs associated with the establishment of our EuroAsia division branches. In addition, we recognized $2.0 million of expenses for the year ended December 31, 2001 related to our restricted stock plan.

Other Expense (Income), Net. Other expense (income), net is comprised of amortization of positive and negative goodwill and other income or expense items. The total of these items for the year ended December 31, 2001 was $0.8 million income as compared to $3.8 million income for the year ended December 31, 2000.

The major component of other expense (income), net is the amortization of goodwill which consists of the negative goodwill associated with the purchase of ORC amortized over a ten-year period at $8.3 million per year, and the amortization of positive goodwill associated with the purchase of Odyssey America amortized over a ten-year period at $2.5 million per year.

Interest Expense. The Company incurred interest expense of $5.9 million for the year ended December 31, 2001 related to the debt obligations issued in 2001.

Combined Ratio. Our combined ratio, which is the sum of the losses and loss adjustment expense ratio, the acquisition ratio and other underwriting expense ratio, increased from 110.8% for the year ended December 31, 2000, compared to 115.4% for the year ended December 31, 2001. Excluding the effects of the event of September 11th and Enron, our combined ratio improved to 103.1% for the year ended December 31, 2001 from 110.8% for the year ended December 31, 2000. This improvement was due to the underwriting actions described above.

Federal and Foreign Income Tax Provision. The federal and foreign income tax provision for the year ended December 31, 2001 decreased by $33.5 million to a tax benefit of $7.7 million as compared to a tax provision of $25.8 million for the year ended December 31, 2000. The tax benefit is due to the recognition of our estimated losses due to the effects of the event of September 11th and Enron.

Excluding the effects of the event of September 11th and Enron, the federal and foreign income tax provision for the year ended December 31, 2001 would have increased by $5.1 million to $30.9 million compared to $25.8 million for the year ended December 31, 2000.

Net Income. Net income for the year ended December 31, 2001 decreased by $62.8 million, or 114.6%, to a net loss of $8.0 million from a net income of $54.8 million for the year ended December 31, 2000. Excluding the effects of the event of September 11th and Enron, net income for the year ended December 31, 2001 increased by $8.8 million, or 16.1%, to $63.6 million from $54.8 million for the year ended December 31, 2000.

Liquidity and Capital Resources

Our stockholders' equity increased by $235.2 million, or 28.7%, to $1.1 billion as of December 31, 2002 from $820.9 million as of December 31, 2001. The increase was mainly attributable to net income of $208.2 million, and an increase in accumulated other comprehensive income, net of deferred taxes of $34.7 million offset by dividends paid to stockholders of $6.5 million for the year ended December 31, 2002. We have flexibility with respect to capitalization as the result of our access to the debt and equity markets. During August 2002, we filed a shelf registration statement on Form S-3 with the Securities and Exchange Commission, which was declared effective by the Commission on December 2, 2002. The registration statement provides for the offer and sale by OdysseyRe of securities, including equity and debt securities, having a total initial offering price of up to $290.0 million.

Our liquidity requirements are principally met on a short-term and long-term basis by cash flows from operating activities, which principally result from premiums, collections on losses recoverable and investment income, net of paid losses, acquisition costs and underwriting and investment expenses. Cash provided by operations was $214.2 million for the year ended December 31, 2002. The increase in premium collections is directly attributable to the increase in premium volume realized since the latter part of calendar year 2001, which occurred as a result of substantially improved market conditions. Each of our business segments contributed to the improvement in our operating cash flow. Cash used in operations for the year ended December 31, 2001 amounted to $49.4 million primarily due to payment of losses incurred by Odyssey America and its subsidiaries exceeding premium and investment cash flow.

Total cash used by investing activities for the year ended December 31, 2002 was $93.3 million compared to cash provided of $229.1 million from investing activities for the year ended December 31, 2001. The decrease in cash proceeds from investing activities is mainly due to a change in the mix of short-term investments and cash and cash equivalents. Cash and cash equivalents were $484.7 million and $375.1 million, as of December 31, 2002 and 2001, respectively. Cash and short-term investments are maintained for liquidity purposes and represented 21.9% and 14.8% as of December 31, 2002 and December 31, 2001, respectively, of total financial statement investments and cash on such dates. Total fixed income securities were $2.0 billion as of December 31, 2002. Total investments and cash amounted to $3.1 billion as of December 31, 2002, an increase of $422.6 million compared to December 31, 2001. The fixed income securities portfolio has a weighted average of AA security rating as measured by S&P.

An additional source of funds for OdysseyRe is the dividend capacity of its subsidiary, Odyssey America. During 2003, Odyssey America can pay dividends to us of $134.6 million, without prior regulatory approval. During 2002, Odyssey America paid $18.0 million in dividends to us.

In June 2002, we issued $110.0 million aggregate principal amount of 4.375% convertible senior debentures ("Convertible Debt") due 2022. The Convertible Debt is redeemable at our option beginning on June 22, 2005. Each holder of Convertible Debt may, at its option, require us to repurchase all or a portion of its Convertible Debt on June 22, 2005, 2007, 2009, 2012 and 2017. Under certain circumstances, each Convertible Debt holder can convert its Convertible Debt, in accordance with the terms of the indenture under which the Convertible Debt was issued, to 46.9925 shares of our common stock for every $1,000 principal amount of the Convertible Debt. The Convertible Debt is reflected on our balance sheet at a value of $110.0 million, the aggregate principal amount of Convertible Debt outstanding.

In connection with the acquisition of Odyssey America and its subsidiaries, we issued a $200.0 million term note to a subsidiary of Fairfax, which was due between 2002 and 2004. The term note accrued interest using the three month London Interbank Offered Rate (LIBOR) plus 225 basis points, payable quarterly. This debt has been fully extinguished by the proceeds from the senior notes, credit agreement and Convertible Debt discussed herein.

In December 2001, we issued $100.0 million aggregate principal amount of senior notes, pursuant to a private placement, due November 30, 2006. Interest accrues on the senior notes at a fixed interest rate of 7.49%, which is due semi-annually on May 31st and November 30th. The senior notes are redeemable prior to maturity at our option. Immediately following the issuance of the senior notes, we entered into an interest rate swap agreement, with Bank of America N.A., that effectively converted the fixed 7.49% interest rate into a variable interest rate of LIBOR plus 263 basis points, which was 4.1% as of December 31, 2002. The proceeds from the sale of the senior notes were used to prepay part of the principal amount outstanding under the $200.0 million term note. On June 26, 2002, we prepaid $10.0 million aggregate principal amount of senior notes. As of December 31, 2002, the aggregate principal amount of senior notes outstanding was $90.0 million.

In addition, we entered into a $50.0 million credit agreement with Bank of America N.A. and J.P. Morgan Chase Bank on December 31, 2001. The entire $50.0 million in proceeds was used to prepay part of the principal amount outstanding under the $200.0 million term note. As of December 31, 2002, the entire credit agreement has been extinguished and there is no balance outstanding.

In connection with the business of Newline, we executed a secured letter of credit and a trust account in favor of Lloyd's, as is customary for operations in the Lloyd's market. As of December 31, 2002, the letter of credit was valued at £69.5 million, or $111.9 million, and was secured by a pledge of $136.0 million of our investment securities. As of December 31, 2002, the trust account was valued at £31.2 million, or $48.8 million.

On February 13, 2003, our Board of Directors declared a quarterly cash dividend of $0.025 per share payable on March 31, 2003 to all stockholders of record as of March 17, 2003. During each of the quarters of 2002, our Board of Directors declared a dividend of $0.025 per common share. Approximately $1.6 million in dividends was paid in each quarter. On September 28, 2001, our Board of Directors declared a cash dividend of $0.025 per share. The total dividend of approximately $1.6 million was paid on October 30, 2001.

Credit Ratings

Rating agencies assess the claims-paying ability of reinsurers and their ratings represent independent opinions of financial strength and ability to meet policyholder obligations. These ratings are used by insurers and reinsurance and insurance intermediaries as an important means of assessing the financial strength and quality of reinsurers. In addition, the rating of a company purchasing reinsurance may be adversely affected by an unfavorable rating of its reinsurer. A reduction in our financial strength ratings could limit or prevent us from writing new reinsurance or insurance policies. Our financial strength ratings as of December 31, 2002 were: A.M. Best Company: "A" (Excellent) and Standard & Poor's financial strength rating: "A-" (Strong).

Market Sensitive Instruments

The term market risk refers to the risk of loss arising from adverse changes in market rates and prices.

We believe that we are principally exposed to four types of market risk related to our investment operations. These risks are interest rate risk, credit risk, equity price risk and foreign currency risk.

All market sensitive instruments discussed here relate to our investment assets which are classified as available for sale. As of December 31, 2002, our $3.1 billion investment portfolio is comprised of $2.0 billion of fixed income securities that are subject primarily to interest rate risk and credit risk.

Interest Rate Risk

Our fixed income securities portfolio is exposed to interest rate risk. Fluctuations in interest rates have a direct impact on the market valuation of these securities. As interest rates rise, market values of fixed income securities portfolios fall and vice versa.

The table below displays the potential impact of market value fluctuations on the fixed income securities portfolio as of December 31, 2002 and December 31, 2001, based on parallel 200 basis point shifts in interest rates up and down in 100 basis point increments. This analysis was performed on each security individually.

	As of December 31, 2002			As of December 31, 2001		
Percent Change in Interest Rates	Fair Value of Fixed Income Portfolio	Hypothetical $ Change	Hypothetical % Change	Fair Value of Fixed Income Portfolio	Hypothetical $ Change	Hypothetical % Change
	(dollars in millions)					
200 basis point rise	$1,681.2	$(311.4)	(15.6)%	$1,812.8	$(216.0)	(10.6)%
100 basis point rise	1,819.5	(173.1)	(8.7)	1,907.1	(121.7)	(6.0)
Base Scenario	1,992.6	—	—	2,028.8	—	—
100 basis point decline	2,236.7	244.1	12.3	2,221.4	192.6	9.5
200 basis point decline	2,509.9	517.3	26.0	2,460.5	431.7	21.3

The preceding table indicates an asymmetric market value response to equivalent basis point shifts, up and down in interest rates. This reflects significant exposure to fixed income securities containing a put feature. In total these securities represent approximately 23% and 50% of the fair market value of the total fixed income portfolio as of December 31, 2002 and December 31, 2001, respectively. The asymmetric market value response reflects our ability to put these bonds back to the issuer for early maturity in a rising interest rate environment (thereby limiting market value loss) but to hold these bonds to their much longer full maturity dates in a falling interest rate environment (thereby maximizing the full benefit of higher market values in that environment).

We have gross unrealized appreciation of $71.9 million, which is offset by gross unrealized depreciation of $38.3 million, resulting principally from the current interest rate environment. During the year ended December 31, 2002, we recognized a realized loss of $13.0 million related to the other than temporary write-down of certain fixed income and equity securities.

Disclosure about Limitations of Interest Rate Sensitivity Analysis

Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the existing level and composition of fixed income security assets, and should not be relied on as indicative of future results.

Certain shortcomings are inherent in the method of analysis presented in the computation of the fair value of fixed rate instruments. Actual values may differ from those projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities, including non-parallel shifts in the term structure of interest rates and a change in individual issuer credit spreads.

Credit Risk

We have exposure to credit risk primarily as a holder of fixed income securities. We control this exposure by emphasizing investment grade credit quality in the fixed income securities we purchase.

As of December 31, 2002 and December 31, 2001, 88.6% and 97.1%, respectively, of our fixed income securities portfolio consisted of securities rated investment grade, with 11.4% and 2.9%, respectively, rated below investment grade.

We believe that this concentration in investment grade securities reduces our exposure to credit risk on these fixed income investments to an acceptable level.

Equity Price Risk

As of December 31, 2002 and December 31, 2001, 8.9% and 6.8%, respectively, of our investment portfolio, including cash and cash equivalents, was in common stocks (unaffiliated and affiliated). Marketable equity securities, which represented approximately 7.2% and 4.9% on December 31, 2002 and 2001, respectively of our investment portfolio, including cash and cash equivalents, are exposed to equity price risk, defined as the potential for loss in market value owing to a decline in equity prices. A 10% decline in the price of each of these marketable equity securities would result in a decline of $22.2 million and $13.0 million as of December 31, 2002 and 2001, respectively, in the fair value of the total investment portfolio.

Foreign Currency Risk

Through investment in securities denominated in foreign currencies, we are exposed to foreign (non-U.S.) currency risk. Foreign currency exchange rate risk is the potential for loss in market value owing to a decline in the U.S. dollar value of these investments due to a decline in the exchange rate of the foreign currency in which these assets are denominated. As of December 31, 2002 and December 31, 2001, our total exposure to foreign denominated securities in U.S. dollar terms was approximately $541.5 million and $268.0 million, respectively, or 17.6% and 10.1%, respectively, of our investment portfolio, including cash and cash equivalents. The primary foreign currency exposure was in Canadian dollar denominated securities, which represented 7.6% and 7.0% as of December 31, 2002 and December 31, 2001, respectively, of our investment portfolio, including cash and cash equivalents. As of December 31, 2002, the potential impact of a 10% decline in each of the foreign exchange rates on the valuation of investment assets denominated in those respective foreign currencies would result in a total $54.2 million dollar decline in the fair value of the total investment portfolio.

Included above in securities denominated in foreign currencies are Japanese yen denominated securities, which as of December 31, 2002 had a U.S. dollar equivalent market value of $55.0 million. We have entered into Japanese yen forward sale contracts to hedge against a fall in value of the Japanese yen denominated securities versus the U.S. dollar. The Japanese yen forward contracts are for an aggregate amount of 4.4 billion Japanese yen at an average forward rate of 120.3 yen or a U.S. dollar equivalent amount of $35.3 million.

New Accounting Pronouncements

Effective January 1, 2002, we adopted Statements of Financial Accounting Standard ("SFAS") 141, "Business Combinations" and SFAS 142, "Goodwill and Other Intangible Assets", which are effective for all fiscal quarters of all fiscal years beginning after December 15, 2001. On January 1, 2002, we, in accordance with the provisions of SFAS 141, and in conjunction with the adoption of SFAS 142, fully amortized our negative goodwill of $36.9 million and reflected the amortization as a cumulative effect of a change in accounting principle item in our statement of operations for the year ended December 31, 2002. The amortization of negative goodwill during the years ended December 31, 2001 and 2000 was $8.3 million and was reflected in other income, net. SFAS 142 established new accounting and reporting standards for acquired goodwill and other intangible assets. It requires that an entity determine if the goodwill or other intangible assets have an indefinite or a finite useful life. Those with indefinite useful lives will not be subject to amortization and must be tested annually for impairment. Management has determined that the goodwill related to Odyssey America of $18.3 million reflected in other assets as of December 31, 2002 and 2001 has an indefinite life and is not impaired; accordingly, we have not amortized our goodwill during the year ended December 31, 2002. For the years ended December 31, 2001 and 2000, we amortized $2.6 million of goodwill, which was reflected in other expense (income), net. There is no effect on our federal and foreign income taxes resulting from the implementation of these accounting pronouncements.

Financial accounting standards and the related pronouncements that have been issued but are not yet effective will not have a material impact on our financial position, operations or cash flows.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of
Odyssey Re Holdings Corp.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Odyssey Re Holdings Corp. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 4 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standard 142, "Goodwill and Other Intangible Assets."

PricewaterhouseCoopers LLP

New York, New York
January 24, 2003

ODYSSEY RE HOLDINGS CORP.

CONSOLIDATED BALANCE SHEETS

	December 31, 2002	December 31, 2001
	(In thousands, except share amounts)	
ASSETS		
Investments and cash:		
Fixed income securities, at fair value (amortized cost $1,964,758 and $2,030,561, respectively)	$1,992,574	$2,028,758
Redeemable preferred stock, at fair value (cost $13,398)	12,694	—
Equity securities:		
Common stocks, at fair value (cost $146,028 and $106,353, respectively)	152,560	100,515
Common stocks, at equity	120,903	79,849
Short-term investments, at cost which approximates fair value	189,161	19,648
Other invested assets	129,767	55,864
Cash and cash equivalents	484,744	375,142
Total investments and cash	3,082,403	2,659,776
Investment income due and accrued	26,358	27,466
Reinsurance balances receivable	430,491	358,203
Reinsurance recoverable on loss payments	80,473	52,812
Reinsurance recoverable on unpaid losses	1,026,979	1,045,791
Prepaid reinsurance premiums	92,525	35,466
Funds held by ceding insurers	112,747	75,186
Deferred acquisition costs	128,890	79,560
Deferred federal and foreign income taxes	108,314	204,455
Other assets	215,780	109,576
Total assets	$5,304,960	$4,648,291
LIABILITIES		
Unpaid losses and loss adjustment expenses	$2,871,552	$2,720,220
Unearned premiums	602,562	338,370
Debt obligations	206,340	200,000
Reinsurance balances payable	108,257	126,874
Funds held under reinsurance contracts	238,233	348,038
Other liabilities	221,933	93,917
Total liabilities	4,248,877	3,827,419
STOCKHOLDERS' EQUITY		
Preferred stock, 200,000,000 shares authorized; 0 shares issued	—	—
Common stock, $0.01 par value; 500,000,000 shares authorized; 65,142,857 shares issued	651	651
Additional paid-in capital	793,334	793,334
Treasury stock, 138,894 shares, at cost	(2,305)	—
Unearned compensation	(4,572)	(5,704)
Accumulated other comprehensive income (loss), net of deferred income taxes	21,736	(12,985)
Retained earnings	247,239	45,576
Total stockholders' equity	1,056,083	820,872
Total liabilities and stockholders' equity	$5,304,960	$4,648,291

See accompanying notes.

ODYSSEY RE HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Years Ended December 31,		
	2002	2001	2000
	(In thousands, except share amounts)		
REVENUES			
Gross premiums written	$1,894,530	$1,153,606	$ 862,166
Ceded premiums written	263,285	168,956	160,832
Net premiums written	1,631,245	984,650	701,334
Increase in unearned premiums	(198,603)	(84,113)	(19,503)
Net premiums earned	1,432,642	900,537	681,831
Net investment income	123,028	114,600	126,593
Net realized investment gains	135,796	13,313	23,611
Total revenues	1,691,466	1,028,450	832,035
EXPENSES			
Losses and loss adjustment expenses	987,195	725,767	503,464
Acquisition costs	362,262	248,425	198,570
Other underwriting expenses	70,269	64,694	53,254
Other expense (income), net	4,985	(755)	(3,839)
Interest expense	8,689	5,938	—
Total expenses	1,433,400	1,044,069	751,449
Income (loss) before income taxes and cumulative effect of a change in accounting principle	258,066	(15,619)	80,586
Federal and foreign income tax provision (benefit):			
Current	6,593	5,523	22,587
Deferred	80,158	(13,181)	3,208
Total federal and foreign income tax provision (benefit)	86,751	(7,658)	25,795
Income (loss) before cumulative effect of a change in accounting principle	171,315	(7,961)	54,791
Cumulative effect of a change in accounting principle	36,862	—	—
NET INCOME (LOSS)	$ 208,177	$ (7,961)	$ 54,791
BASIC			
Weighted average shares outstanding	64,744,067	57,018,497	48,000,000
Basic earnings (loss) per share	$ 3.22	$ (0.14)	$ 1.14
DILUTED			
Weighted average shares outstanding	65,129,726	57,018,497	48,000,000
Diluted earnings (loss) per share	$ 3.20	$ (0.14)	$ 1.14
DIVIDENDS			
Dividends declared per share	$ 0.10	$ 0.025	$ 1.77
COMPREHENSIVE INCOME (LOSS)			
Net income (loss)	$ 208,177	$ (7,961)	$ 54,791
Other comprehensive income, net of tax	34,721	5,005	135,878
Comprehensive income (loss)	$ 242,898	$ (2,956)	$ 190,669

See accompanying notes.

ODYSSEY RE HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Years Ended December 31,		
	2002	2001	2000
	(In thousands, except share amounts)		
COMMON STOCK			
Balance, beginning of year	$ 651	$ 480	$ 480
Proceeds from initial public offering	—	171	—
Balance, end of year	651	651	480
ADDITIONAL PAID-IN CAPITAL			
Balance, beginning of year	793,334	920,220	874,350
Net effect of initial public offering	—	(126,886)	—
Capital contribution	—	—	45,870
Balance, end of year	793,334	793,334	920,220
TREASURY STOCK			
Balance, beginning of year	—	—	—
Purchases during the year	(2,405)	(7,708)	—
Reissuance	100	7,708	—
Balance, end of year	(2,305)	—	—
UNEARNED COMPENSATION			
Balance, beginning of year	(5,704)	—	—
Issuance of restricted stock	—	(7,708)	—
Amortization during the year	1,132	2,004	—
Balance, end of year	(4,572)	(5,704)	—
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), NET OF DEFERRED INCOME TAXES			
Balance, beginning of year	(12,985)	(17,990)	(153,868)
Net increase during the year	34,721	5,005	135,878
Balance, end of year	21,736	(12,985)	(17,990)
RETAINED EARNINGS			
Balance, beginning of year	45,576	55,165	85,374
Net income (loss)	208,177	(7,961)	54,791
Dividends to stockholders	(6,514)	(1,628)	(85,000)
Balance, end of year	247,239	45,576	55,165
TOTAL STOCKHOLDERS' EQUITY	$1,056,083	$ 820,872	$ 957,875
COMMON SHARES (SHARES OUTSTANDING)			
Balance, beginning of year	65,142,857	48,000,000	48,000,000
Issued during period	—	17,142,857	—
Net treasury shares acquired	(138,894)	—	—
Balance, end of year	65,003,963	65,142,857	48,000,000

See accompanying notes.

ODYSSEY RE HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2002	2001	2000
	(In thousands)		
OPERATING ACTIVITIES			
Net income (loss)	$ 208,177	$ (7,961)	$ 54,791
Less: cumulative change in accounting principle	(36,862)	—	—
Income (loss) before cumulative effect of a change in accounting principle	171,315	(7,961)	54,791
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Reinsurance balances and funds held, net	(263,666)	(17,174)	(39,808)
Unearned premiums	203,898	83,362	22,444
Unpaid losses and loss adjustment expenses	160,398	7,661	(164,760)
Federal and foreign income taxes	91,091	(12,286)	35,166
Other assets and liabilities, net	38,160	(68,699)	11,259
Deferred acquisition costs	(48,764)	(19,612)	(3,267)
Net realized investment gains	(135,796)	(13,313)	(23,611)
Bond premium amortization, net	(2,425)	(1,370)	(5,767)
Net cash provided by (used in) operating activities	214,211	(49,392)	(113,553)
INVESTING ACTIVITIES			
Maturities of fixed income securities	34,609	1,008	23,885
Sales of fixed income securities	2,422,938	424,597	645,946
Purchases of fixed income securities	(2,264,108)	(300,715)	(482,599)
Sales of equity securities	58,967	22,475	178,489
Purchases of equity securities	(130,990)	(83,042)	(17,681)
Purchases of other invested assets	(88,781)	(12,179)	(3,727)
(Increase) decrease in short-term investments	(155,809)	176,914	(125,563)
Cash and cash equivalents acquired	29,890	—	—
Net cash (used in) provided by investing activities	(93,284)	229,058	218,750
FINANCING ACTIVITIES			
Dividends	(6,514)	(1,628)	(85,000)
Additional borrowings	107,494	150,000	—
Repayments of principal	(110,000)	(150,000)	—
Purchase of treasury stock	(2,305)	(7,708)	—
Net proceeds from public offering	—	51,285	—
Loan receivable	—	(1,000)	—
Net cash (used in) provided by financing activities	(11,325)	40,949	(85,000)
Increase in cash and cash equivalents	109,602	220,615	20,197
Cash and cash equivalents, beginning of year	375,142	154,527	134,330
Cash and cash equivalents, end of year	$ 484,744	$375,142	$154,527
Supplemental disclosures:			
Capital contribution	$ —	$ —	$ 45,870

The Company issued $200.0 million in debt obligations in June 2001 in connection with the offering (See note 18). During 2000, a tax liability was forgiven by Fairfax and has been reflected as a capital contribution (See note 12).

See accompanying notes.

1. ORGANIZATION AND BASIS OF PRESENTATION

Odyssey Re Holdings Corp. (the "Company" or "OdysseyRe") is a Delaware domiciled company which was incorporated on March 21, 2001, to serve as the holding company for its wholly owned subsidiary Odyssey America Reinsurance Corporation ("Odyssey America") and Odyssey America's subsidiaries, Odyssey Reinsurance Corporation ("ORC"), Odyssey UK Holdings Corporation (formerly known as TIG Re UK Holdings Corporation) ("UK Holdings") Newline Underwriting Management Ltd. which owns and manages a syndicate at Lloyd's, Newline Syndicate 1218 (collectively, "Newline") and Hudson Insurance Company ("Hudson"). On September 10, 2002, OdysseyRe acquired 56% of First Capital Insurance Ltd. ("First Capital"), a Singapore insurance company. First Capital's balance sheet is consolidated in the Company's financial statements as of December 31, 2002, and its results of operations are consolidated from September 10, 2002, the date of acquisition.

On June 19, 2001, the Company sold 17,142,857 shares of its common stock (26% of the total shares of common stock outstanding) in an initial public offering (the "offering"). In connection with the offering, all the outstanding shares of Odyssey America were acquired by the Company from subsidiaries of Fairfax Financial Holdings Limited ("Fairfax"), the Company's ultimate majority shareholder, for aggregate consideration of $988.8 million, consisting of $233.6 million in cash, $200.0 million in a term note and 48 million shares of the Company's common stock. This acquisition has been accounted for at historical cost in a manner similar to a pooling of interests. Accordingly, the consolidated financial statements of Odyssey America and its subsidiaries have become the Company's historical financial information. The Company retained $51.3 million of the net proceeds from the offering. In connection with the offering, the Company granted restricted shares of its stock to various executives and employees, as further described in note 11.

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions, which could differ from actual results, that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. As of December 31, 2001, certain amounts have been reclassified to conform to the balance sheet presentation as of December 31, 2002.

During 2002, dividends of $0.025 per common share were declared and paid in each quarter resulting in an aggregate annual dividend of $0.10 per share, totaling approximately $6.5 million. During 2001, approximately $1.6 million in dividends were paid.

2. SIGNIFICANT EVENT

The Company, through a review of its reinsurance contracts, has evaluated and estimated its exposure arising from the terrorist attack of September 11, 2001. The Company's estimate is based on the most recent information available. The Company's initial estimate, established in 2001, appears to be appropriate; accordingly, such estimate has not been revised during the year ended December 31, 2002. As additional information becomes available such estimate could be revised. Included in the Company's consolidated statements of operations for the year ended December 31, 2001, is a net pre-tax loss of $95.0 million. The after tax loss, assuming a 35% tax rate, is $61.8 million. Considerable time may elapse before the adequacy of the Company's estimates can be determined. With respect to the ceded underwriting loss, the reinsurance recoverable is with highly rated reinsurers and the Company does not foresee any potential credit risks.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed by the Company are summarized below:

(a) All of the Company's fixed income securities, which include bonds and notes, redeemable preferred stocks, and equity securities, which include common stocks, are categorized as "available for sale", and are recorded at their fair value based on quoted market prices. Unrealized appreciation or depreciation of the Company's fixed income and equity securities, net of applicable deferred income taxes, is included in accumulated other comprehensive income. Unrealized losses that are deemed other than temporary are charged to operations. Short-term investments are carried at cost, which approximates fair value.

Realized investment gains or losses are determined on the basis of average cost. Investment income is recorded as earned.

Other invested assets include limited partnerships which are accounted for under the equity method. Other invested assets also include benefit plan trust accounts which are carried at fair value.

Common stocks of affiliates are accounted for under the equity method.

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

(b) Premiums are earned (net of reinsurance ceded) over the terms of the related insurance policies and reinsurance contracts or certificates. Unearned premium reserves are established for the unexpired portion of insurance policies and reinsurance contracts or certificates. Such unearned premium reserves are computed by pro rata methods based on statistical data or reports received from ceding companies. Premium estimates are based on statistical and other data with subsequent adjustments recorded in the period they become known. Premium adjustments on deposit contracts and audit premiums are accrued on an estimated basis throughout the contract or policy term. Prepaid reinsurance premiums are reported as assets.

(c) Acquisition costs (net of acquisition costs ceded), consisting principally of commissions and brokerage expenses incurred on business written under insurance policies and reinsurance contracts or certificates, are deferred and amortized over the period in which the related premiums are earned. Commission adjustments are accrued based on premiums and losses recorded by the Company. Deferred acquisition costs are limited to their estimated realizable value, which considers anticipated losses and loss adjustment expenses and estimated remaining costs of servicing the contracts or certificates, all based on historical experience. Realizability is determined without consideration of investment income.

(d) A purchase price in excess of net assets ("goodwill"), arising from a business combination, is tested for impairment at least annually. Goodwill is not subject to amortization. Unamortized deferred credits related to net assets acquired in excess of purchase price ("negative goodwill") arising from a prior business combination is written-off as an extraordinary item. (See note 4).

(e) The reserve for unpaid losses and loss adjustment expenses is based on reports and individual case estimates received from ceding companies. Generally accepted actuarial methodologies are utilized to determine a reserve for losses incurred but not reported on the basis of historical experience and other estimates. The reserves are reviewed continually during the year and changes in estimates are reflected in operating results currently. Accordingly, losses and loss adjustment expenses are charged to income as incurred. Reinsurance recoverables on unpaid losses and loss adjustment expenses are reported as assets. The Company uses tabular reserving for workers' compensation liabilities that are considered fixed and determinable and discounts such reserves using an interest rate of 3.5% and standard mortality assumptions.

The reserves for losses and loss adjustment expenses are estimates of amounts needed to pay reported and unreported claims and related loss adjustment expenses. The estimates are based on assumptions related to the ultimate cost to settle such claims. The Company's reserves for losses and loss adjustment expenses are determined in accordance with sound actuarial practices and management believes that such reserves are adequate. The inherent uncertainties of estimating reserves are greater for reinsurers than for primary insurers, due to the diversity of development patterns among different types of reinsurance contracts and the necessary reliance on ceding companies for information regarding reported claims. As a result, there can be no assurance that the ultimate liability will not exceed amounts reserved with a resulting adverse effect on the Company.

(f) Effective June 19, 2001, the date of the offering, the Company, and its United States subsidiaries, filed a consolidated tax return. Prior to the offering, the Company, and its United States subsidiaries, were included in the federal income tax return as part of a consolidated tax group with Fairfax Inc., an affiliate, and its other eligible subsidiaries. The federal income tax provision was allocated to each of the companies in the consolidated group, pursuant to a written agreement, on the basis of each company's separate return taxable income.

Deferred federal income taxes are provided for temporary differences between the financial statement and tax bases assets and liabilities. Such differences relate principally to deferred acquisition costs, unearned premiums and unpaid losses and loss adjustment expenses.

(g) All derivative instruments are recognized as either assets or liabilities on the balance sheet and measured at their fair value. Gains or losses from changes in the derivative values are accounted for based on how the derivative is used and whether it qualifies for hedge accounting.

(h) The Company has identified its operating segments to reflect the way that management monitors and evaluates the Company's financial performance. The Company operates in three segments: Americas, London Market and EuroAsia. The presentation of segments for the years ended December 31, 2002, 2001 and 2000, is reflected in note 19.

(i) The Company translates the financial statements of its foreign subsidiaries to United States dollars by translating balance sheet accounts at the balance sheet date exchange rate and income statement accounts at the average exchange rate for the year. Translation gains or losses are recorded, net of deferred income taxes, as a component of comprehensive income.

(j) Basic earnings per share are calculated by dividing net income (loss) by the weighted average number of common shares outstanding, excluding those non-vested shares granted under the OdysseyRe Restricted Share Plan. Diluted earnings per share are calculated by dividing net income (loss) by the weighted average number of common shares outstanding, inclusive of those vested and non-vested shares granted under the OdysseyRe Restricted Share Plan and stock options that would be assumed to be exercised on the balance sheet date. Such restricted shares and stock options are not included in the calculation of diluted earnings per share, if the effect would be anti-dilutive.

(k) The Company accounts for its stock options on the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") 25 and related interpretations, as permitted under Statement of Accounting Standard ("SFAS") 123. Accordingly, no compensation expense has been recognized in the accompanying 2002 consolidated statement of operations with respect to stock options granted under the Odyssey Re Holdings Corp. 2002 Stock Incentive Plan. Had compensation expense been charged to earnings in accordance with the fair value method discussed in SFAS 123, the Company's net income and net income per share (on a pro forma basis) for the year ended December 31, 2002, would have been as follows (in thousands, except for per share amounts):

	Year Ended December 31, 2002
Net income:	
As reported	$208,177
Pro forma	207,894
Net income per common share:	
As reported:	
Basic	$ 3.22
Diluted	3.20
Pro forma:	
Basic	$ 3.21
Diluted	3.19

(l) Payments of claims made by the Company as a reinsurer to the broker due to a reinsured company are recorded on the Company's books as a paid loss at the time the cash is disbursed. The payment is treated as a paid claim to the reinsured. Premiums due the Company from the reinsured are recorded as receivables from the reinsured until the cash is received by the Company either directly from the reinsured or from the broker.

(m) Funds held under reinsurance treaties is an account used to record a liability arising from the Company's receipt of a deposit from a reinsurer or withholding of a portion of the premiums due as a guarantee that a reinsurer will meet its loss and other obligations. Interest generally accrues on withheld funds in accordance with contract terms.

4. BUSINESS COMBINATIONS

Effective January 1, 2002, the Company adopted SFAS 141, "Business Combinations" and SFAS 142, "Goodwill and Other Intangible Assets", which are effective for all fiscal quarters of all fiscal years beginning after December 15, 2001.

On May 31, 1996, Fairfax acquired all of the common stock of ORC and its wholly owned subsidiaries for $227.9 million. The acquisition was accounted for as a purchase, and on May 31, 1996, ORC had $2,168.9 million of assets and $1,857.4 million of liabilities resulting in negative goodwill of $83.6 million at the date of acquisition. On January 1, 2002, the Company, in accordance with the provisions of SFAS 141 and in conjunction with the adoption of SFAS 142, fully amortized its remaining negative goodwill of $36.9 million and reflected the amortization as a cumulative effect of a change in accounting principle in its statement of operations for the year ended December 31, 2002. The amortization of negative goodwill during each of the years ended December 31, 2001 and 2000, was $8.3 million and was reflected in other expense (income), net.

On April 13, 1999, Fairfax acquired all of the common stock of Odyssey America and its wholly owned subsidiaries, UK Holdings and Newline for $646.9 million. This acquisition was accounted for as a purchase. The purchase price has been allocated to assets acquired ($2,640.9 million) and liabilities assumed ($2,019.2 million) based on estimated fair market value at the date of acquisition with the balance of $25.2 million recorded as goodwill. SFAS 142 established new accounting and reporting standards for acquired goodwill. Goodwill is not subject to amortization and must be tested at least annually for impairment. Management has determined that the goodwill of $18.3 million, related to the acquisition of Odyssey America, reflected in other assets as of December 31, 2002 and December 31, 2001, has an indefinite life and is not impaired; accordingly, the Company has not amortized its goodwill during the year ended December 31, 2002. For the years ended December 31, 2001 and 2000, the Company amortized $2.6 million of goodwill, which was reflected in other expense (income), net.

On September 10, 2002, OdysseyRe purchased 14 million common shares, which constitutes 56% of the issued and outstanding shares, of First Capital. Fairfax and its affiliates maintain the option to purchase the remaining shares in equal installments over the next two years. On December 23, 2002, OdysseyRe contributed its shares of First Capital to Odyssey America. First Capital is a public limited liability company incorporated under the laws of Singapore. Its principal activity is conducting general insurance business. The purchase price of $17.8 million has been allocated to assets acquired ($48.8 million) less liabilities assumed ($17.8 million) based on estimated fair market value at the date of acquisition with the balance of $0.7 million recognized as goodwill. The 44% minority interest ownership of $13.9 million has been reflected in other liabilities as of December 31, 2002.

The retroactive effect of the implementation of SFAS Nos. 141 and 142 on net (loss) income and basic and diluted (loss) income per share for the years ended December 31, 2001 and 2000, would be as follows (in thousands):

	Year Ended December 31, 2001	**Year Ended December 31, 2000**
Reported net (loss) income	$ (7,961)	$54,791
Adjustments:		
Negative goodwill	(8,348)	(8,348)
Goodwill	2,516	2,516
Adjusted net (loss) income	$(13,793)	$48,959
Reported basic (loss) income per share	$ (0.14)	$ 1.14
Adjustments:		
Negative goodwill	(0.15)	(0.17)
Goodwill	0.05	0.05
Adjusted basic (loss) income per share	$ (0.24)	$ 1.02
Reported diluted (loss) income per share	$ (0.14)	$ 1.14
Adjustments:		
Negative goodwill	(0.15)	(0.17)
Goodwill	0.05	0.05
Adjusted diluted (loss) income per share	$ (0.24)	$ 1.02

There is no effect on the Company's federal and foreign income taxes resulting from the implementation of these accounting pronouncements.

5. INVESTMENTS

The composition of the fixed income securities, redeemable preferred stock, unaffiliated common stocks and short-term investments, which are carried at fair value, as of December 31, 2002, follows (in thousands):

	Cost or Amortized Cost	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Fair Value
Fixed income securities:				
Bonds				
United States government and government agencies and authorities	$1,055,705	$ 6,211	$ 5,478	$1,056,438
States, municipalities and political subdivisions	98,500	1,886	110	100,276
Foreign governments	152,624	4,421	44	157,001
Public utilities	292,017	5,988	17,960	280,045
All other corporate	365,912	41,040	8,138	398,814
Total fixed income securities	1,964,758	59,546	31,730	1,992,574
Redeemable preferred stock:				
Banks, trusts and insurance companies	13,398	—	704	12,694
Total redeemable preferred stock	13,398	—	704	12,694
Equity securities:				
Common stocks				
Banks, trusts and insurance companies	100,116	7,723	454	107,385
Industrial, miscellaneous and all other	45,912	4,651	5,388	45,175
Total common stocks, unaffiliated	146,028	12,374	5,842	152,560
Short-term investments:				
United States government	96,449	—	—	96,449
All other	92,712	—	—	92,712
Total short-term investments	189,161	—	—	189,161
Total	$2,313,345	$71,920	$38,276	$2,346,989

The gross unrealized appreciation of $71.9 million and the gross unrealized depreciation of $38.3 million results principally from the current interest rate environment.

ODYSSEY RE HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

The composition of the fixed income securities, unaffiliated common stocks and short-term investments, which are carried at fair value, as of December 31, 2001, follows (in thousands):

	Cost or Amortized Cost	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Fair Value
Fixed income securities:				
Bonds				
United States government and government agencies and authorities	$1,000,100	$30,445	$11,481	$1,019,064
States, municipalities and political subdivisions	3,293	44	140	3,197
Foreign governments	110,890	1,897	699	112,088
Public utilities	388,154	1,227	13,794	375,587
All other corporate	528,124	14,994	24,296	518,822
Total fixed income securities	2,030,561	48,607	50,410	2,028,758
Equity securities:				
Common stocks				
Banks, trusts and insurance companies	89,036	10,079	14,631	84,484
Industrial, miscellaneous and all other	17,317	172	1,458	16,031
Total common stocks, unaffiliated	106,353	10,251	16,089	100,515
Short-term investments:				
United States government	14,779	—	—	14,779
All other	4,869	—	—	4,869
Total short-term investments	19,648	—	—	19,648
Total	$2,156,562	$58,858	$66,499	$2,148,921

The fair value of fixed income securities, redeemable preferred stock and equity securities are based on the quoted market prices of the investments as of the close of business on December 31 of the respective years.

The amortized cost and fair value (both in thousands) of fixed income securities as of December 31, 2002, by maturity, are shown below. Actual maturities may differ from maturities shown below due to the existence of call features or put features. In the case of securities containing call features, the actual maturity will be longer than the call date maturity used below if the issuer elects not to exercise its call feature. Total securities subject to call represent approximately 4% of the total fair value. In the case of securities containing put features, the actual maturity will be longer than the put date maturity used below if the investor elects not to exercise its put feature. Total securities containing the put feature represent approximately 23% of the total fair value.

	Amortized Cost	Fair Value
Due in one year or less	$ 50,443	$ 53,111
Due after one year through five years	479,946	500,163
Due after five years through ten years	305,800	311,690
Due after ten years	1,128,569	1,127,610
Total fixed income securities	$1,964,758	$1,992,574

ODYSSEY RE HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

The components of net investment income for the years ended December 31, 2002, 2001 and 2000, follows (in thousands):

	2002	2001	2000
Interest on fixed income securities and preferred stock	$120,905	$123,053	$131,687
Dividends on equity securities	16,295	9,028	4,839
Interest on cash and short-term investments	6,427	12,537	11,530
Other	10,091	1,037	7,416
Gross investment income	153,718	145,655	155,472
Investment expenses	6,610	7,529	7,163
Interest on funds held under reinsurance contracts	24,080	23,526	21,716
Net investment income	$123,028	$114,600	$126,593

The proceeds from the sales of investments were $2.5 billion, $0.4 billion and $0.8 billion for the years ended December 31, 2002, 2001 and 2000.

The components of gross and net realized investment gains (losses) for the years ended December 31, 2002, 2001 and 2000, follows (in thousands):

	2002	2001	2000
Fixed income securities:			
Gains	$156,419	$ 10,595	$ 4,799
Losses	15,330	1,208	16,525
Net	141,089	9,387	(11,726)
Preferred stock:			
Gains	2,369	—	—
Losses	—	—	—
Net	2,369	—	—
Equity securities:			
Gains	5,506	7,317	38,069
Losses	13,470	3,385	724
Net	(7,964)	3,932	37,345
Other securities:			
Gains	6,663	20	282
Losses	6,361	26	2,290
Net	302	(6)	(2,008)
Total realized gains (losses):			
Gains	170,957	17,932	43,150
Losses	35,161	4,619	19,539
Net	$135,796	$ 13,313	$ 23,611

Included in gross losses for the years ended December 31, 2002 and 2000, is $13.0 million and $11.4 million, respectively, related to realized losses on the other than temporary write-down of certain fixed income and equity securities.

Changes in unrealized net appreciation (depreciation) on investments, and the related tax effect, for the years ended December 31, 2002, 2001 and 2000, follows (in thousands):

	2002	2001	2000
Fixed income securities	$29,618	$34,332	$191,950
Redeemable preferred stock	(704)	—	—
Equity securities	12,361	(7,644)	16,113
Other invested assets	1,133	(777)	241
Subtotal	42,408	25,911	208,304
Provision for deferred income taxes	(14,843)	(9,068)	(72,906)
Net change in unrealized net appreciation of investments reflected in stockholders' equity	$27,565	$16,843	$135,398

Fixed income securities carried at $259.9 million as of December 31, 2002, were on deposit with various regulatory authorities to comply with insurance laws.

The Company has purchased Japanese yen forward sale contracts for an amount of 4.4 billion Japanese yen at an average forward rate of 120.3 yen to provide a hedge against investments the Company owns in Japanese yen. The total United States dollar notional value is $35.3 million and the total net discount is $1.7 million. The fair value of the contracts of $ (1.6) million as of December 31, 2002, is based on the difference between the actual exchange rate on the date of valuation and the net discounted notional value of the contracts. The Company believes that any fluctuations in its Japanese investments will not have a material effect on the financial statements.

Common stocks, at equity as of December 31, 2002, include the Company's investments in TRG Holding Corporation (27.5% owned by Fairfax and its affiliates, including 13.0% owned by the Company), Advent Capital (Holdings) PLC (46.8% owned by Fairfax and its affiliates, including 15.0% owned by the Company) and Hub International Limited (27.9% owned by Fairfax and its affiliates, including 14.2% owned by the Company). Zenith National Insurance Corporation ("Zenith") (42.0% owned by Fairfax and its affiliates, including 6.5% owned by the Company) is included in common stocks and carried at fair value. Fairfax entered into agreements which eliminates any voting or other direct or indirect control by Fairfax and its affiliates over the operations of Zenith.

6. RETROCESSIONS

The Company utilizes retrocessional agreements principally to increase aggregate premium capacity, to reduce and spread the risk of loss on insurance and reinsurance underwritten and to limit its exposure with respect to multiple claims arising from a single occurrence. There is a contingent liability with respect to reinsurance which would become an ultimate liability of the Company in the event that such reinsuring companies are unable, at some later date, to meet their obligations under the reinsurance agreements inforce. Reinsurance recoverables are recorded as assets, based on the Company's evaluation of the retrocessionaires' ability to meet their obligations under the retrocession agreement. Premiums written and earned are stated net of reinsurance ceded in the consolidated statements of operations. Direct, assumed, ceded and net amounts (in thousands and inclusive of amounts in note 7) for these items follows:

	2002			
	Primary	Assumed	Ceded	Net
Premiums written	$296,855	$1,597,675	$263,285	$1,631,245
Premiums earned	171,602	1,469,176	208,136	1,432,642

	2001			
	Primary	Assumed	Ceded	Net
Premiums written	$110,426	$1,043,180	$168,956	$ 984,650
Premiums earned	99,377	971,791	170,631	900,537

	2000			
	Primary	Assumed	Ceded	Net
Premiums written	$ 78,223	$ 783,943	$160,832	$ 701,334
Premiums earned	64,744	771,409	154,322	681,831

The Company has established a reserve for potentially uncollectible reinsurance recoverables. The reserve is based upon an evaluation of each retrocessionaire and estimates related to collectibility of individual balances. The reserve as of December 31, 2002 and 2001, was $31.1 million, and has been netted against reinsurance recoverable on loss payments. The Company has also established a reserve for potentially uncollectible assumed reinsurance balances of $5.8 million as of December 31, 2002 and 2001, which has been netted against reinsurance balances receivable.

The Company markets its reinsurance products worldwide primarily through reinsurance brokers as well as directly to its customers. The Company's five largest reinsurance brokerage firms accounted for an aggregate of approximately 45%, 55% and 64% of gross premiums written for the years ended December 31, 2002, 2001 and 2000, respectively, in the Americas division. Loss of all or a substantial portion of the business provided by these brokers could have a material adverse effect on us.

ORC is the beneficiary of a stop loss reinsurance agreement with ORC Re Ltd., a wholly owned subsidiary of Fairfax (the "1995 Stop Loss Agreement"). Pursuant to the agreement, ORC ceded premium of $60.5 million for an aggregate limit of $175.0 million in excess of its December 31, 1995 reserves for unpaid losses and allocated loss adjustment expenses and potentially uncollectible reinsurance recoverables. Ceded losses and loss adjustment expenses incurred for the years ended December 31, 2002, 2001 and 2000, of $17.5 million, $19.0 million and $16.0 million, respectively, related to the stop loss agreement are included in the accompanying statements of operations and note 7. Reinsurance recoverable on paid and unpaid losses related to this agreement of $122.5 million and $105.0 million as of December 31, 2002 and 2001, respectively, are reflected in the accompanying balance sheets and is secured by letters of credit or cash.

Odyssey America has purchased whole account stop loss retrocessional protection related to its 1994 and 1996 through 2002 results. The contracts provide loss recovery in excess of a contractual ratio of incurred losses and acquisition costs as a percentage of earned premiums.

7. RELATED PARTY TRANSACTIONS

The Company and its subsidiaries have entered into various reinsurance arrangements with their affiliates. The approximate amounts included in (deducted from) income, expense, assets and liabilities in the accompanying consolidated financial statements, with respect to reinsurance assumed and ceded follows (in thousands):

	2002	2001	2000
Assumed:			
Premiums written	$127,535	$ 38,018	$ 19,223
Premiums earned	106,972	32,740	23,682
Losses and loss adjustment expenses	47,989	30,430	(8,202)
Acquisition costs	34,359	7,042	7,082
Reinsurance payable on loss payments	7,762	6,108	9,821
Reinsurance balances receivable	11,997	6,728	1,043
Unpaid losses and loss adjustment expenses	183,562	178,311	201,164
Unearned premiums	33,233	12,670	7,392
Ceded:			
Premiums written	37,034	11,517	5,786
Premiums earned	32,497	10,570	10,584
Losses and loss adjustment expenses	29,296	42,201	24,323
Acquisition costs	4,193	1,937	1,447
Ceded reinsurance balances payable	5,517	4,688	1,051
Reinsurance recoverable on loss payments	1,679	2,088	2,672
Reinsurance recoverable on unpaid losses	159,740	137,402	100,283
Prepaid reinsurance premiums	5,608	1,071	124

Investment management agreements have been entered into between the Company and its subsidiaries and Hamblin Watsa Investment Counsel Ltd. ("Hamblin Watsa"), a wholly owned subsidiary of Fairfax. Pursuant to the agreements, basic and incentive fees, based upon total invested assets, are paid to Hamblin Watsa. For the years ended December 31, 2002, 2001 and 2000, $3.3 million, $3.6 million and $2.3 million, respectively, of such fees are included in the consolidated statements of operations.

The Company paid administrative fees to Fairfax for services provided to the Company. For the years ended December 31, 2002, 2001 and 2000, $3.0 million, $2.3 million and $2.8 million, respectively, of administration fees were incurred.

Current federal and foreign income taxes were recoverable from Fairfax Inc. of $7.0 million as of December 31, 2001 (See note 12).

In addition to the amounts in the consolidated balance sheets are amounts receivable related to expense sharing arrangements with affiliates of $0.7 million and $4.7 million as of December 31, 2002 and 2001, respectively, and payable to affiliates of $5.3 million and $4.3 million as of December 31, 2002 and 2001, respectively.

In addition to the amounts in the table above, the Company has a receivable from ORC Re Ltd. of $28.5 million and $64.8 million as of December 31, 2002 and 2001, respectively, which represents transactions for certain reinsurance agreements.

Management believes that the revenues and expenses related to the transactions with affiliated entities would not be materially different if such transactions were with unaffiliated entities.

8. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table shows the components of the change in accumulated other comprehensive income (loss) for the years ending December 31, 2002 and 2001 (in thousands):

	2002	2001
Beginning balance of accumulated other comprehensive loss	$(12,985)	$(17,990)
Beginning balance of foreign currency translation adjustments	(9,358)	2,480
Ending balance of foreign currency translation adjustments	(2,202)	(9,358)
Current period change in foreign currency translation adjustments	7,156	(11,838)
Beginning balance of unrealized net losses on securities	(3,627)	(20,470)
Ending balance of unrealized net income (loss) on securities	23,938	(3,627)
Current period change in unrealized net gains on securities	27,565	16,843
Current period change in accumulated other comprehensive income	34,721	5,005
Ending balance of accumulated other comprehensive income (loss)	$ 21,736	$(12,985)

The components of comprehensive income for the years ending December 31, 2002, 2001 and 2000, are shown in the following table (in thousands):

	2002	2001	2000
Net income (loss)	$208,177	$ (7,961)	$ 54,791
Other comprehensive income (loss), before tax:			
Foreign currency translation adjustment	11,009	(18,212)	(152)
Unrealized gains on securities arising during the period	62,687	32,636	127,242
Less: reclassification adjustment for realized (losses) gains included in net income (loss)	(20,279)	(6,724)	81,062
Other comprehensive income, before tax	53,417	7,700	208,152
Tax (expense) benefit from foreign currency translation	(3,853)	6,374	632
Tax expense from unrealized gains arising during the period	(21,941)	(11,423)	(44,534)
Tax benefit (expense) from realized gains (losses) included in net income (loss)	7,098	2,354	(28,372)
Total tax expense	(18,696)	(2,695)	(72,274)
Other comprehensive income, net of tax	34,721	5,005	135,878
Comprehensive income (loss)	$242,898	$ (2,956)	$190,669

9. EARNINGS PER SHARE

Net income (loss) for the years ended December 31, 2002, 2001 and 2000, per common share has been computed in the following table based upon weighted average common shares outstanding (in thousands, except share amounts):

	2002	2001	2000
Income (loss) before cumulative effect of a change in accounting principle	$ 171,315	$ (7,961)	$ 54,791
Cumulative effect of a change in accounting principle	36,862	—	—
Net income (loss)	$ 208,177	$ (7,961)	$ 54,791
Weighted average common shares outstanding — basic	64,744,067	57,018,497	48,000,000
Effect of dilutive shares	385,659	—	—
Weighted average common shares outstanding — dilutive	65,129,726	57,018,497	48,000,000
Earnings (loss) per common share:			
Basic:			
Income (loss) before cumulative effect of a change in accounting principle	$ 2.65	$ (0.14)	$ 1.14
Cumulative effect of a change in accounting principle	0.57	—	—
Basic earnings (loss) per common share	$ 3.22	$ (0.14)	$ 1.14
Diluted:			
Income (loss) before cumulative effect of a change in accounting principle	$ 2.63	$ (0.14)	$ 1.14
Cumulative effect of a change in accounting principle	0.57	—	—
Diluted earnings (loss) per common share	$ 3.20	$ (0.14)	$ 1.14

The 2002 diluted earnings per common share assumes that the Company's stock options granted under the Odyssey Re Holdings Corp. 2002 Stock Incentive Plan would not be exercised as of December 31, 2002, and does not reflect the conversion of the Company's convertible debentures to common shares of the Company because, under the terms of the indenture under which the convertible debentures were issued, the convertible debentures were not convertible as of December 31, 2002.

Inclusion of the unvested portion of the restricted common stock granted under the Odyssey Re Holdings Corp. Restricted Share Plan would have an anti-dilutive effect on the 2001 diluted earnings per share (i.e., the diluted earnings per share would be greater than the basic earnings per share); accordingly, such shares were excluded from the calculation of the 2001 diluted earnings per share.

10. EMPLOYEE BENEFITS

The Company maintains a qualified, non-contributory, defined benefit pension plan (the Plan) covering substantially all employees who have reached age twenty-one and who have completed one year of service. Employer contributions to the Plan are in accordance with the minimum funding requirements of the Employee Retirement Income Security Act of 1974.

The amortization period for unrecognized pension costs and credits, including prior service costs, if any, and actuarial gains and losses, is based on the remaining service period for those employees expected to receive pension benefits. Actuarial gains and losses result when actual experience differs from that assumed or when actuarial assumptions are changed.

The following tables set forth the Plan's funded status and amounts recognized in the Company's consolidated financial statements as of December 31, 2002 and 2001.

The following table summarizes the status of the Plan (in thousands):

	2002	2001
Change in projected benefit obligation:		
Benefit obligation at beginning of year	$23,924	$19,968
Service cost	1,328	1,117
Interest cost	1,652	1,524
Actuarial loss	3,286	2,258
Benefits paid	(679)	(1,540)
Other	26	597
Benefit obligation at end of year	$29,537	$23,924
Change in Plan assets:		
Fair value of Plan assets at beginning of year	$22,724	$20,892
Actual return on Plan assets	1,756	3,372
Actual contributions during the year	1,500	—
Benefits paid	(679)	(1,540)
Fair value of Plan assets at end of year	$25,301	$22,724
Unfunded status	$(4,236)	$ (1,199)
Unrecognized prior service cost	136	116
Unrecognized net gain	(3,367)	(6,974)
Accrued pension cost	$(7,467)	$ (8,057)
Weighted average discount rate	6.50%	7.00%
Rate of increase of future compensation levels	5.73%	5.73%
Expected long term rate of return on Plan assets	6.50%	7.00%

Net periodic pension cost included the following components (in thousands):

	2002	2001	2000
Service cost	$1,328	$1,117	$1,090
Interest cost	1,652	1,524	1,690
Return on assets	(1,621)	(1,596)	(1,479)
Net amortization and deferral	(449)	(644)	(168)
Net pension cost	$ 910	$ 401	$1,133

The Company also maintains non-qualified excess benefit plans that provide officers and certain employees with defined retirement benefits in excess of qualified plan limits imposed by federal tax law. The following tables set forth the amounts recognized in the Company's consolidated financial statements as of December 31, 2002 and 2001 (in thousands):

	2002	2001
Change in projected benefit obligation:		
Benefit obligation at beginning of year	$ 10,221	$ 8,178
Service cost	450	331
Interest cost	637	664
Actuarial loss	310	1,640
Benefits paid	(610)	(592)
Other	(597)	—
Benefit obligation at end of year	$ 10,411	$ 10,221
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 78	$ 74
Actual contributions during the year	613	596
Benefits paid	(610)	(592)
Fair value of plan assets at end of year	$ 81	$ 78
Unfunded status	$ (10,330)	$(10,142)
Unrecognized transition obligation	2,759	2,503
Unrecognized net (gain) loss	(280)	348
Accrued pension cost	$ (7,851)	$ (7,291)
Weighted average discount rate	6.50%	7.00%

ODYSSEY RE HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

Net periodic pension cost included the following components (in thousands):

	2002	2001	2000
Service cost	$ 450	$ 331	$ 307
Interest cost	637	664	573
Recognized net actuarial loss	55	68	72
Recognized prior service cost	(37)	—	—
Other	68	69	55
Net pension cost	$1,173	$1,132	$1,007

The Company established a trust fund, included in other invested assets, in the amount of $5.9 million and $5.4 million as of December 31, 2002 and 2001, respectively, related to the non-qualified plans.

The Company also maintains a defined contribution profit sharing plan for all eligible employees. Each year, the Board of Directors may authorize payment of an amount equal to a percentage of each participant's basic annual earnings based on the experience of the Company for that year. These amounts are credited to the employee's account maintained by a third party, which has contracted to provide benefits under the plan. No contributions were made in 2002 and 2001.

The Company also maintains a deferred compensation plan pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended. Employees may contribute up to 10% of annual compensation on a pre-tax basis. The Company contributes an amount equal to two-thirds of each employee's pre-tax contribution up to the first 6% of pay. The maximum matching contribution is 4% of pay with certain government mandated restrictions on contributions to highly compensated employees. The Company contributed $1.5 million, $0.8 million and $0.8 million to this plan in 2002, 2001 and 2000, respectively.

The Company provides certain health care and life insurance ("postretirement") benefits for retired employees. Substantially all employees may become eligible for these benefits if they reach retirement age while working for the Company. The Company's cost for providing postretirement benefits other than pensions is accounted for in accordance with SFAS 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions". The following tables set forth the amounts recognized in the Company's consolidated financial statements as of December 31, 2002 and 2001 (in thousands):

	2002	2001
Change in projected benefit obligation:		
Benefit obligation at beginning of year	$ 4,573	$ 4,407
Service cost	370	310
Interest cost	325	290
Actuarial loss (gain)	386	(279)
Benefits paid	(177)	(163)
Other	8	8
Benefit obligation at end of year	$ 5,485	$ 4,573
Unfunded status	$(5,485)	$(4,573)
Unrecognized prior service cost	179	304
Unrecognized net gain	(2,061)	(2,589)
Accrued benefit cost	$(7,367)	$(6,858)
Weighted average discount rate	6.75%	7.25%
Rate of increase of future compensation levels	6.00%	6.00%

Net periodic cost included the following components (in thousands):

	2002	2001	2000
Service cost	$370	$310	$342
Interest cost	325	290	300
Net amortization and deferral	(17)	(55)	(12)
Net cost	$678	$545	$630

The annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is assumed to be 9% in 2002 and decreasing to 5% in 2010 and remaining constant thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point would increase the accumulated postretirement benefit obligation by $0.8 million for 2002 and the service and interest cost components of net periodic postretirement benefit costs by $0.1 million for 2002. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation and the service and interest cost components of net periodic postretirement benefit cost for 2002 by $0.6 million and $0.1 million, respectively.

11. STOCK BASED COMPENSATION PLANS

In April 2002, the Company's stockholders approved the Odyssey Re Holdings Corp. 2002 Stock Incentive Plan (the "2002 Plan"). An aggregate of 1.5 million shares of the Company's common stock may be granted under the 2002 Plan. The 2002 Plan provides for the grant of non-qualified stock options to officers, key employees and directors who are employed by, or provide services to, the Company or its subsidiaries. Pursuant to the 2002 Plan, 25% of the options granted become exercisable on each annual anniversary of the grant in each of the four years following the grant and expire 10 years from the date of grant, and shall be exercisable at the grant price. As of December 31, 2002, 446,750 stock options have been granted under the 2002 Plan at a price of $18 per share. As of December 31, 2002, there were 1,053,250 remaining stock options available to be granted.

A summary of the combined status of the 2002 Plan and changes during the year ended December 31, 2002 is presented below:

	2002	
	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of year	—	$ —
Granted	455,250	18.00
Exercised	—	—
Forfeited	(8,500)	18.00
Outstanding, end of year	446,750	$18.00
Exercisable, end of year	—	$ —
Weighted average fair value of options granted during the year		$18.00

The weighted average fair value of each option granted is estimated on the date of grant using the Black Scholes Price Model with the following weighted average assumptions used for grants: expected volatility of 30.0%; risk-free interest rates ranging from 2.7% to 5.1%; annual dividend yield of 0.6%; and expected lives of five years for each grant.

During 2001, the Company adopted the Odyssey Re Holdings Corp. Restricted Share Plan which provides for the grant of restricted shares to directors and key employees of the Company. Shares granted under this plan generally vest in two equal installments beginning on the fifth and tenth anniversary of the date of grant. As of December 31, 2002, 552,885 shares of restricted stock were granted to key employees. At the time of grant, the market value of the shares awarded under this plan is recorded as unearned compensation and is presented as a separate component of stockholders' equity. The unearned compensation is charged to operations over the vesting period. The amount of compensation expense incurred for the years ended December 31, 2002 and 2001, in respect to the above grants, was approximately $1.1 million and $2.0 million, respectively.

During 2001, the Company adopted the Odyssey Re Holdings Corp. Stock Option Plan which provides for the grant of stock options to directors and key employees of the Company. Under the plan, such options will generally vest and become exercisable in two equal installments beginning on the fifth and tenth anniversary of the date of grant. As of December 31, 2002, 56,531 options were issued with an exercise price of zero. The Company has reflected $0.4 million of expense for the year ended December 31, 2002, which represents the vested portion of the stock options.

Certain employees of the Company have been granted shares of restricted common stock under the Fairfax Financial Holdings Ltd. Restricted Share Plan. The Fairfax restricted stock, which was granted from 1996 to 2000, vests over a three to ten year period. The Company has reflected $0.3 million and $1.7 million of expense for the years ended December 31, 2002 and 2001, which represents the vested portion of the restricted stock. The Company no longer participates in this plan.

12. FEDERAL AND FOREIGN INCOME TAXES

As a result of the initial public offering, the Company and its subsidiaries file a consolidated tax return. Prior to the offering, Odyssey America and its United States subsidiaries were part of the Fairfax Inc. United States consolidated tax return. For financial statement purposes, taxes are computed for the Company on a separate company basis. Accordingly, for financial statement purposes, net operating loss carryovers and alternative minimum tax ("AMT") credit carryovers are also determined and maintained on a separate company basis. Deconsolidation from the Fairfax Inc. United States consolidated tax group occurred upon completion of the offering, as the interest of Fairfax Inc. in the Company dropped below 80% (see note 22). As of December 31, 2001, the Company had a net operating loss carryforward of $186.3 million, which was fully utilized during 2002.

Pre-tax operating income, before cumulative effect of a change in accounting principle from domestic companies, was $252.9 million, $25.0 million and $98.8 million for the years ended December 31, 2002, 2001 and 2000, respectively. Pre-tax operating income (loss) from foreign operations was $5.2 million, ($40.6) million and ($18.2) million for the years ended December 31, 2002, 2001 and 2000, respectively.

During 2002, the Company reflected a current tax expense related to taxable income reduced by the utilization of the net operating loss carryforward. During 2001 and 2000, the Company has reflected a current tax expense related to taxable income for the period prior to the offering.

ODYSSEY RE HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

The components of the federal and foreign income tax provision (benefit) follow (in thousands):

	2002	2001	2000
Current:			
United States	$ 6,593	$ 5,523	$22,587
Foreign	—	—	—
Total current income tax provision	6,593	5,523	22,587
Deferred:			
United States	80,158	(13,181)	3,208
Foreign	—	—	—
Total deferred income tax provision (benefit)	80,158	(13,181)	3,208
Total federal and foreign income tax provision (benefit)	$86,751	$(7,658)	$25,795

Deferred federal and foreign income taxes reflect the tax impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Components of deferred federal and foreign income tax assets and liabilities follow (in thousands):

	2002	2001
Unpaid losses and loss adjustment expenses	$ 90,483	$ 92,078
Unearned premiums	29,798	18,214
Reserve for potentially uncollectible balances	12,465	12,465
Pension and benefit accruals	6,776	6,907
Net operating loss carryforward	—	65,190
Other	30,775	40,172
Total deferred tax assets	170,297	235,026
Deferred acquisition costs	45,112	27,846
Other	5,167	9,717
Total deferred tax liabilities	50,279	37,563
Net deferred tax assets	120,018	197,463
Deferred tax (expense) benefit on accumulated other comprehensive income (loss)	(11,704)	6,992
Deferred federal and foreign income tax asset	$108,314	$204,455

Management believes that it is more likely than not that the Company will realize the benefits of its net deferred tax assets and, accordingly, no valuation allowance has been recorded for the periods presented.

The following table reconciles federal and foreign income taxes at the statutory federal income tax rate to the Company's tax provision (benefit) (in thousands):

	2002		2001		2000	
	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income
Pre-tax operating income (loss) before cumulative effect of a change in accounting principle	$258,066		$(15,619)		$80,586	
Income taxes computed on pre-tax operating income	$ 90,323	35.0%	$ (5,467)	35.0%	$28,206	35.0%
Increase (decrease) in income taxes resulting from:						
Dividend received deduction and tax-exempt income	(1,923)	(0.8)	(342)	2.2	(792)	(1.0)
Amortization of purchase price	—	—	(2,041)	13.1	(2,041)	(2.5)
Other, net	(1,649)	(0.6)	192	(1.2)	422	0.5
Total federal and foreign income tax provision (benefit)	$ 86,751	33.6%	$ (7,658)	49.1%	$25,795	32.0%

The Company recovered federal and foreign income taxes of $4.3 million, $4.6 million and $9.4 million for the years ended December 31, 2002, 2001 and 2000, respectively. The Company has a current tax payable of $1.3 million as of December 31, 2002, which is reflected in other liabilities, and a current tax recoverable of $12.1 million as of December 31, 2001, which is reflected in other assets.

During 2000, the Company sold fixed income securities with a discounted tax basis. Such sale resulted in a tax liability of $45.9 million payable to Fairfax. This tax liability was forgiven by Fairfax and has been reflected as a capital contribution in 2000.

13. COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries lease office space and furniture and equipment under long-term leases expiring through the year 2010. Minimum annual rentals follow (in thousands):

2003	$ 5,955
2004	5,877
2005	5,749
2006	5,462
2007	3,959
2008 and thereafter	3,137
Total	$30,139

The amounts above are reduced by an aggregate minimum rental recovery of $2.0 million resulting from the sublease of space to other companies.

Rental expense, before sublease income, under these operating leases were $7.8 million, $7.8 million and $9.2 million in 2002, 2001 and 2000, respectively. The Company recovered $1.9 million, $2.8 million and $4.0 million in 2002, 2001 and 2000, respectively, from subleases.

ORC has agreed to allow Ranger Insurance Company ("Ranger"), a subsidiary of Fairfax, to attach an assumption of liability endorsement to its policies where required. The agreement applies to endorsements issued from July 1, 1999 to the termination of the agreement. The agreement will terminate upon Ranger receiving an A.M. Best rating of "A-" or better, Ranger ceasing to be under the control of Fairfax, or either party giving the other party 30 days notice. Following termination of the agreement, ORC will remain liable for any losses occurring prior to the effective date of the termination, pursuant to the terms of the endorsements. While ORC's potential exposure in connection with these endorsements is not reasonably quantifiable at this time, we deem it to be immaterial, as Fairfax has agreed to indemnify ORC for any obligation under this agreement. The Company anticipates that Ranger will meet all of its obligations in the normal course of business, and ORC does not anticipate making any payments under this guarantee that would require ORC to utilize the indemnification from Fairfax.

Odyssey America has agreed, as of July 14, 2000, to guarantee the performance of all of the insurance and reinsurance contract obligations, whether incurred before or after the agreement, of Compagnie Transcontinentale de Réassurance ("CTR"), an affiliate, in the event CTR becomes insolvent and CTR is not otherwise indemnified under its guarantee agreement with a Fairfax affiliate. This guarantee was entered into as part of the redeployment of CTR's business to Odyssey America. While Odyssey America's potential exposure in connection with this guarantee is not reasonably quantifiable at this time, we deem it to be immaterial, as Fairfax has agreed to indemnify Odyssey America for all obligations under this guarantee.

Through UK Holdings, Odyssey America became a limited liability participant in the Lloyd's market in 1997. In order to continue underwriting at Lloyd's, Newline has established a clean irrevocable letter of credit and a trust account in favor of the Society and Council of Lloyd's. As of December 31, 2002, the letter of credit was valued at £69.5 million ($111.9 million) and was collateralized by $136.0 million of the Company's investment securities at statement value. As of December 31, 2002, the trust account was valued at £31.2 million ($48.8 million). The letter of credit and the trust account effectively secures the future contingent obligations of UK Holdings should Newline, the Lloyd's underwriting syndicate in which the Company participates, incur net losses. The Company's contingent liability to the Society and Council of Lloyd's is limited to the amount of the letter of credit and the trust account.

Odyssey America has agreed, as of April 1, 2002, to guarantee the prompt payment of all of the insurance contract obligations (the "Subject Contracts"), whether incurred before or after the agreement, of Falcon Insurance Company (Hong Kong) Limited ("Falcon"), an affiliate, in the event Falcon becomes insolvent. While Odyssey America's potential exposure in connection with this agreement is not reasonably quantifiable at this time, we deem it to be immaterial, as Fairfax has agreed to indemnify Odyssey America for any obligation under this agreement. Falcon has agreed to pay Odyssey America one percent of all gross earned premium associated with the subject business on a quarterly basis. During 2002, Falcon has paid $0.4 million to Odyssey America related to this agreement. Odyssey America anticipates that Falcon will meet all of its obligations in the normal course of business and does not anticipate making any payments under this guarantee that will require Odyssey America to utilize the indemnification from Fairfax.

In addition, in connection with the guarantee, Falcon has granted Odyssey America the option (the "Option") to assume a ten percent quota share reinsurance participation for a period of up to three years of all of Falcon's liabilities under the Subject Contracts entered into by Falcon on or after the date of the exercise of the Option by Odyssey America. If the Option is exercised, the one percent fee will be cancelled during the term of the quota share reinsurance agreement.

In December 2002, Odyssey America and a retrocessionaire each demanded arbitration to resolve a dispute arising from an excess of loss retrocessional contract, effective January 1, 1998, pursuant to which the retrocessionaire reinsured Odyssey America for 50% of certain accident and health exposures assumed by Odyssey America from a third-party insurer. The dispute arose in October 2002 when the retrocessionaire asserted that the third-party insurer violated the reinsurance agreement with Odyssey America such that no further payments under the agreement should be made. Odyssey America is continuing to make payments to the third-party insurer on submitted claims pursuant to the reinsurance agreement, subject to a full reservation of rights.

At arbitration, Odyssey America is seeking enforcement of the retrocessional contract and the retrocessionaire is seeking recission of the same contract, alleging that Odyssey America's refusal to assert defenses under the reinsurance agreement with the third-party insurer constitutes a breach of the duty of good faith to the retrocessionaire. In accordance with the retrocessional contract's arbitration provisions, as of this date, the parties have appointed arbitrators, but no umpire has been appointed and, therefore, the arbitration panel has not yet been duly constituted.

Odyssey America intends to vigorously pursue the arbitration, and, to that end, has engaged the services of outside counsel. Odyssey America believes that it has a strong case against the retrocessionaire for full reinsurance coverage in accordance with the retrocessional contract. Nevertheless, at this early stage of the proceedings it is not possible to make any determination regarding the potential arbitration outcome, or the magnitude of any possible liability in the event of a determination adverse to Odyssey America.

OdysseyRe and its subsidiaries are involved from time to time in ordinary routine litigation and arbitration proceedings incidental to their business. In management's opinion, the outcome of these suits, individually or collectively, is not likely to result in judgments which would be material to the financial condition or results of operations or cash flow of the Company.

14. DIVIDEND RESTRICTIONS, STATUTORY INFORMATION AND CAPITAL

Odyssey America is subject to state regulatory restrictions which limit the maximum amount of dividends payable. Odyssey America must obtain approval of the Insurance Commissioner of the State of Connecticut in order to pay in any 12-month period, "extraordinary" dividends which are defined as the greater of 10% of statutory capital and surplus as of the prior year end or net income for such prior year. Connecticut law further provides that (i) Odyssey America must report to the Connecticut Commissioner, for informational purposes, all dividends and other distributions within five business days after the declaration thereof and at least ten days prior to payment and (ii) Odyssey America may not pay any dividend or distribution in excess of its earned surplus, as reflected in its most recent statutory annual statement on file with the Connecticut Commissioner, without such Commissioner's approval.

Odyssey America paid dividends of $18.0 million during 2002 and did not pay any dividends during 2001. The maximum amount of dividends which Odyssey America may pay to the Company in 2003 without prior approval is $134.6 million. On December 23, 2002, OdysseyRe contributed First Capital to Odyssey America. The amount of the capital contribution was $17.8 million.

The following is the consolidated statutory basis net income (loss) and policyholders' surplus of Odyssey America and its subsidiaries, for the years ended and as of December 31, 2002, 2001 and 2000 (in thousands):

	2002	2001	2000
Net income (loss)	$173,960	$ (22,400)	$ 95,026
Policyholders' surplus	$990,469	$819,537	$853,008

The National Association of Insurance Commissioners ("NAIC") adopted the Codification of Statutory Accounting Principles ("the Codification") guidance as the NAIC's primary guidance on statutory accounting. The Codification provides guidance for areas where statutory accounting had been silent and changed statutory accounting in some areas. The Connecticut (Odyssey America) and Delaware (ORC and Hudson) Insurance Departments have adopted the Codification guidance, effective January 1, 2001.

The statutory provision for potentially uncollectible reinsurance recoverables due from unauthorized companies is reduced to the extent collateral is held by ORC or Hudson. Pursuant to indemnification agreements between the Company and ORC and the Company and Hudson, OdysseyRe provides letters of credit (LOC) and/or cash in respect of uncollateralized balances due from unauthorized reinsurers. The use of such collateral provided by the Company is a permitted accounting practice approved by the Insurance Department of the State of Delaware.

As of December 31, 2002 and 2001, $7.3 million of funds held under reinsurance contracts related to cash collateral has been provided in regard to the above mentioned indemnification agreements. The Company has also provided a $20.5 million LOC to ORC and a $0.5 million LOC to Hudson as of December 31, 2002, of which approximately $20.7 million has been used as collateral in regard to the indemnification agreements. The indemnification agreements do not affect the reinsurance recoverable balances as reported in the accompanying consolidated financial statements.

15. FINANCIAL GUARANTEE REINSURANCE

The Company's assumed financial guarantee reinsurance exposure to loss, in the event of nonperformance by the underlying insured and assuming underlying collateral proved to be of no value, was $107.0 million and $138.0 million as of December 31, 2002 and 2001, respectively. It is the responsibility of the ceding insurer to collect and maintain collateral under financial guarantee reinsurance.

As of December 31, 2002, such reinsurance inforce had a remaining maturity term of 1 to 33 years. The approximate distribution of the estimated debt service (principal and interest) of bonds, by type and unearned premiums, for 2002 and 2001 as follows (in millions):

	2002	2001
Municipal obligations:		
General obligation bonds	$ 34	$ 54
Special revenue bonds	61	71
Industrial development bonds	4	4
Corporate obligations	8	9
Total	$107	$138
Unearned premiums	$ 0.9	$ 0.8

The Company has not been provided with a geographic distribution of the debt service from all of its cedants. The following table summarizes the information which has been received by the Company from its cedants (in millions):

State	2002 Debt Service
Florida	$ 17.3
Illinois	9.7
New York	7.6
Kentucky	7.1
Texas	6.8
Arizona	5.3
California	5.3
Subtotal	59.1
States less than $5 million exposure per state	36.3
Geographic information not available	11.6
Total	$107.0

16. UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

Activity in the liability for unpaid losses and loss adjustment expenses for the years ended December 31, 2002, 2001 and 2000 are as follows (in thousands):

	2002	2001	2000
Gross unpaid losses and loss adjustment expenses, beginning of year	$2,720,220	$2,566,396	$2,569,895
Less ceded unpaid losses and loss adjustment expenses, beginning of year	1,045,791	899,629	738,368
Net unpaid losses and loss adjustment expenses, beginning of year	1,674,429	1,666,767	1,831,527
Acquisition of net unpaid losses and loss adjustment expenses	9,151	—	—
Losses and loss adjustment expenses incurred related to:			
Current year	921,222	702,658	487,526
Prior years	65,973	23,109	15,938
Total losses and loss adjustment expenses incurred	987,195	725,767	503,464
Paid losses and loss adjustment expenses related to:			
Current year	215,073	121,471	58,706
Prior years	616,179	596,211	608,376
Total paid losses and loss adjustment expenses	831,252	717,682	667,082
Effects of exchange rate changes	5,050	(423)	(1,142)
Net unpaid losses and loss adjustment expenses, end of year	1,844,573	1,674,429	1,666,767
Add ceded unpaid losses and loss adjustment expenses, end of year	1,026,979	1,045,791	899,629
Gross unpaid losses and loss adjustment expenses, end of year	$2,871,552	$2,720,220	$2,566,396

The prior years' changes in loss estimates recognized in calendar years 2002, 2001 and 2000 on prior years' estimates are $66.0 million, $23.1 million, and $15.9 million, respectively. Higher loss estimates on United States casualty program business for accident years 1997 through 2000 are principally causing the increase on prior years loss estimates in calendar years 2002, 2001 and 2000.

The Company uses tabular reserving for workers' compensation indemnity reserves and discounts such reserves using an interest rate of 3.5%. Losses have been discounted using the Life Table for Total Population: United States, 1979 – 1981. Reserves reported at present value were approximately $73.5 million and $70.6 million as of December 31, 2002 and 2001, respectively. The amount of case reserve discount was $37.7 million and $43.9 million as of December 31, 2002 and 2001, respectively. The amount of incurred but not reported reserve discount was $23.7 million and $13.2 million as of December 31, 2002 and 2001, respectively.

17. ASBESTOS AND ENVIRONMENTAL LOSSES AND LOSS ADJUSTMENT EXPENSES

The Company has exposure to asbestos and environmental pollution claims. Exposure arises from reinsurance contracts under which the Company has assumed liabilities, on an indemnity or assumption basis, from ceding companies primarily in connection with general liability insurance policies issued by such cedants. The Company's estimate of its ultimate liability for such exposures includes case basis reserves and a provision for liabilities incurred but not reported. Case basis reserves are a combination of reserves reported to the Company by ceding companies and additional case reserves determined by the Company's dedicated asbestos and environmental claims unit based on claims audits of cedants. The provision for liabilities incurred but not reported is established based on various methods such as loss development, market share and frequency and severity.

Estimation of ultimate liabilities for these exposures is unusually difficult due to outstanding issues such as whether coverage exists, definition of an occurrence, determination of ultimate damages and allocation of such damages to financially responsible parties. The determination of ultimate liabilities for waste site pollution exposure is especially uncertain due to the potential for an amendment to the Superfund Law proposed by various business groups, environmental groups and government agencies.

The Company's reserves for asbestos and environmental related liabilities displayed below is from business written for accident years 1985 and prior. There is minimal exposure and no specific reported reserves in the more recent accident years. The Company's asbestos and environmental reserve development, gross and net of reinsurance, for the years ended December 31, 2002, 2001 and 2000 is set forth in the table below (in thousands):

	2002	2001	2000
Asbestos			
Gross unpaid losses and loss adjustment expenses, beginning of year	$193,753	$205,633	$118,242
Less ceded unpaid losses and loss adjustment expenses, beginning of year	164,269	176,149	88,758
Net unpaid losses and loss adjustment expenses, beginning of year	29,484	29,484	29,484
Net losses and loss adjustment expenses incurred	—	—	—
Net paid losses and loss adjustment expenses	—	—	—
Net unpaid losses and loss adjustment expenses, end of year	29,484	29,484	29,484
Add ceded unpaid losses and loss adjustment expenses, end of year	160,236	164,269	176,149
Gross unpaid losses and loss adjustment expenses, end of year	$189,720	$193,753	$ 205,633
Environmental			
Gross unpaid losses and loss adjustment expenses, beginning of year	$ 55,529	$ 53,439	$ 44,594
Less ceded unpaid losses and loss adjustment expenses, beginning of year	23,392	21,302	12,457
Net unpaid losses and loss adjustment expenses, beginning of year	32,137	32,137	32,137
Net losses and loss adjustment expenses incurred	—	—	—
Net paid losses and loss adjustment expenses	—	—	—
Net unpaid losses and loss adjustment expenses, end of year	32,137	32,137	32,137
Add ceded unpaid losses and loss adjustment expenses, end of year	13,575	23,392	21,302
Gross unpaid losses and loss adjustment expenses, end of year	$ 45,712	$ 55,529	$ 53,439

Our survival ratio for environmental and asbestos related liabilities as of December 31, 2002 is eleven years, reflecting full utilization of remaining indemnifications. Our underlying survival ratio for environmental related liabilities is eight years and for asbestos related liabilities is twelve years. The survival ratio represents the environmental impairment and asbestos related illness reserves, net of reinsurance, on December 31, 2002, plus indemnifications, divided by the average paid environmental and asbestos claims, net of reinsurance, for the last four years. Our survival ratio is eight years, prior to the reflection of indemnifications. Our survival ratio compares favorably with the United States Property and Casualty Industry average survival ratio of nine years as published by A.M. Best in its special report on Asbestos and Environmental claims dated October 28, 2002.

18. DEBT OBLIGATIONS

The components of debt obligations are as follows (in thousands):

	As of December 31,	
	2002	2001
Convertible Debt	$110,000	$ —
Senior notes	96,340	100,000
Term notes	—	50,000
Credit agreement	—	50,000
Total	$206,340	$200,000

In June 2002, OdysseyRe issued $110.0 million aggregate principal amount of 4.375% convertible senior debentures ("Convertible Debt") due 2022. The Convertible Debt is redeemable at the Company's option beginning on June 22, 2005. Each holder of Convertible Debt may, at its option, require OdysseyRe to repurchase all or a portion of its Convertible Debt on June 22, 2005, 2007, 2009, 2012 and 2017. Under certain circumstances, each Convertible Debt holder can convert its Convertible Debt, in accordance with the terms of the indenture under which the Convertible Debt was issued, into 46.9925 shares of OdysseyRe common stock for every $1,000 principal amount of the Convertible Debt. The Convertible Debt is reflected on OdysseyRe's balance sheet at a value of $110.0 million, the aggregate principal amount of Convertible Debt outstanding.

In connection with the acquisition of Odyssey America and its subsidiaries, OdysseyRe issued a $200.0 million term note to a subsidiary of Fairfax, which was due between 2002 and 2004. The term note accrued interest using the three-month London Interbank Offered Rate (LIBOR) plus 225 basis points, payable quarterly. This debt has been fully extinguished by the proceeds from the senior notes, credit agreement and Convertible Debt described herein.

In December 2001, OdysseyRe issued $100.0 million aggregate principal amount of senior notes, pursuant to a private placement, due November 30, 2006. Interest accrues on the senior notes at a fixed interest rate of 7.49%, which is due semi-annually on May 31st and November 30th. The senior notes are redeemable prior to maturity at OdysseyRe's option. Immediately following the issuance of the senior notes, OdysseyRe entered into an interest rate swap agreement, with Bank of America N.A., that effectively converted the fixed 7.49% interest rate into a variable interest rate of LIBOR plus 263 basis points, which was 4.1% as of December 31, 2002. The proceeds from the sale of the senior notes was used to prepay part of the principal amount outstanding under the $200.0 million term note. On June 26, 2002, OdysseyRe prepaid $10.0 million aggregate principal amount of senior notes. As of December 31, 2002, the aggregate principal amount of senior notes outstanding was $90.0 million and the senior notes have been reflected on the Company's balance sheet at fair value of $96.3 million. The offsetting fair value adjustment to the swap transaction of $6.3 million has been reflected in other liabilities.

In December 2001, OdysseyRe entered into a credit agreement with Bank of America N.A. and J.P. Morgan Chase Bank. The amount of borrowing available under the credit agreement was $50.0 million, payable on January 31, 2002, plus accrued interest. The credit agreement was a thirty day agreement. In accordance with the agreement terms, on January 31, 2002, it was converted to a three year obligation with the principal due in 2005 and interest payable at a rate based upon either the rate designated by Bank of America N.A. as its prime rate or a rate of 250 basis points over the applicable LIBOR. On June 18, 2002, this obligation was fully extinguished by proceeds from the issuance of the Convertible Debt.

Aggregate maturities of the Company's debt obligations, at face value are as follows (in thousands):

Year	Amount
2006	$ 90,000
2022	110,000
Total	$200,000

OdysseyRe's debt obligations are subject to certain covenants, none of which significantly restricts the Company's operating activities or dividend-paying ability. As of December 31, 2002, the Company was in compliance with all debt covenants.

19. SEGMENT REPORTING

The Company's business is managed through three distinct divisions, Americas, London Market and EuroAsia, which are established principally based on geographic regions. Effective January 1, 2002, business underwritten by UK Holdings, which owns and manages Newline (previously the Newline division), and business underwritten for underwriting years 2001 and subsequent by Odyssey America's London branch office, which was previously reflected as part of the EuroAsia division, have been integrated into the London Market division. For comparative purposes, the segment information presented below for the years ended December 31, 2002 and 2001 has been restated to reflect the London branch business in the London Market division. The London branch business for underwriting years 2000 and prior is included in the Americas division. Each division provides customized treaty, facultative and program reinsurance through professional reinsurance brokerage firms. The Americas division is comprised of the Company's United States operations and its Canadian and Latin America branch offices. The United States operations write primarily treaty property, general casualty, specialty casualty, and facultative casualty reinsurance business, and write primary insurance business through Hudson. The Canadian branch mainly writes property treaty business, while the Latin American branch writes both treaty and facultative property business. The Company's London Market division primarily writes property, marine and aerospace reinsurance business as well as casualty and financial lines primary insurance. The EuroAsia division is comprised of offices in Paris, Stockholm, Singapore and Tokyo. The EuroAsia division writes primarily treaty and facultative reinsurance property business.

The financial results of these divisions for the years ended December 31, 2002, 2001 and 2000 are as follows (in thousands):

Year Ended December 31, 2002	Americas	London Market	EuroAsia	Total
Gross premiums written	$1,320,627	$315,257	$258,646	$1,894,530
Net premiums written	$1,138,135	$243,460	$249,650	$1,631,245
Net premiums earned	$1,023,300	$187,811	$221,531	$1,432,642
Losses and loss adjustment expenses	698,001	127,265	161,929	987,195
Acquisition costs and other underwriting expenses	317,615	55,736	59,180	432,531
Total underwriting deductions	1,015,616	183,001	221,109	1,419,726
Underwriting income	$ 7,684	$ 4,810	$ 422	12,916
Net investment income				123,028
Net realized investment gains				135,796
Other expense, net				(4,985)
Interest expense				(8,689)
Income before income taxes and cumulative effect of a change in accounting principle				$ 258,066
Underwriting ratios:				
Losses and loss adjustment expenses	68.2%	67.8%	73.1%	68.9%
Acquisition costs and other underwriting expenses	31.0	29.7	26.7	30.2
Combined ratio	99.2%	97.5%	99.8%	99.1%

Year Ended December 31, 2001	Americas	London Market	EuroAsia	Total
Gross premiums written	$841,180	$165,913	$146,513	$1,153,606
Net premiums written	$718,935	$129,571	$136,144	$ 984,650
Net premiums earned	$682,107	$118,216	$100,214	$ 900,537
Losses and loss adjustment expenses	542,950	100,178	82,639	725,767
Acquisition costs and other underwriting expenses	235,324	44,434	33,361	313,119
Total underwriting deductions	778,274	144,612	116,000	1,038,886
Underwriting loss	$(96,167)	$(26,396)	$(15,786)	(138,349)
Net investment income				114,600
Net realized investment gains				13,313
Other income, net				755
Interest expense				(5,938)
Loss before income taxes				$ (15,619)
Underwriting ratios:				
Losses and loss adjustment expenses	79.6%	84.7%	82.5%	80.6%
Acquisition costs and other underwriting expenses	34.5	37.6	33.3	34.8
Combined ratio	114.1%	122.3%	115.8%	115.4%

ODYSSEY RE HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

Year Ended December 31, 2000	**Americas**	**London Market**	**EuroAsia**	**Total**
Gross premiums written	$753,937	$107,790	$ 439	$862,166
Net premiums written	$608,812	$ 92,083	$ 439	$701,334
Net premiums earned	$606,740	$ 74,704	$ 387	$681,831
Losses and loss adjustment expenses	440,626	62,561	277	503,464
Acquisition costs and other underwriting expenses	219,138	30,335	2,351	251,824
Total underwriting deductions	659,764	92,896	2,628	755,288
Underwriting loss	$(53,024)	$(18,192)	$(2,241)	(73,457)
Net investment income				126,593
Net realized investment gains				23,611
Other income, net				3,839
Income before income taxes				$ 80,586
Underwriting ratios:				
Losses and loss adjustment expenses	72.6%	83.7%	71.6%	73.9%
Acquisition costs and other underwriting expenses	36.1	40.6	607.5	36.9
Combined ratio	108.7%	124.3%	679.1%	110.8%

Gross Premiums Written by Major Unit/Division

	Years Ended December 31,		
	2002	**2001**	**2000**
United States	$1,155,750	$ 728,129	$616,569
Latin America	116,834	72,305	40,636
Canada	40,770	16,340	13,892
London Branch	7,273	24,406	82,840
Subtotal Americas	1,320,627	841,180	753,937
London Market	315,257	165,913	107,790
EuroAsia	258,646	146,513	439
Total	$1,894,530	$1,153,606	$862,166

Gross Premiums Written by Type of Business/Business Unit

	Years Ended December 31,		
	2002	2001	2000
Property excess of loss	$ 105,453	$ 85,982	$ 69,482
Property proportional	220,464	153,129	102,316
Casualty excess of loss	227,299	174,609	195,615
Casualty proportional	401,926	279,724	247,338
Miscellaneous lines	51,512	22,681	51,402
Facultative reinsurance	145,407	68,241	59,317
Primary insurance (Hudson)	168,566	56,814	28,467
Subtotal Americas	1,320,627	841,180	753,937
North American casualty	12,304	39,437	39,688
Marine and aerospace	49,065	18,177	4,551
International casualty	34,677	19,700	4,832
Discontinued lines	(1,596)	682	21,947
Financial lines	163,662	53,932	36,772
Property lines	57,145	33,985	—
Subtotal London Market	315,257	165,913	107,790
EuroAsia	258,646	146,513	439
Total	$1,894,530	$1,153,606	$862,166

The Company does not maintain separate balance sheet data for each of its operating segments. The business written and the experience for the Americas division includes the activities of its United States, Latin American and Canadian branch offices. The London branch business for underwriting years 2000 and prior is included in the Americas division. The London Market division is the business written and experience of the Company's Lloyd's Syndicate, and includes the business written by the London branch for underwriting year 2001 and subsequent business. The EuroAsia division was formed in mid-2000 and includes business written from its Paris and Singapore branches. Accordingly, the Company does not review and evaluate the financial results of its operating segments based upon balance sheet data.

20. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

A summary of selected quarterly financial information follows (in thousands, except per share amounts):

	Quarters Ended				
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002	Year
Gross premiums written	$403,753	$428,174	$499,721	$562,882	$1,894,530
Net premiums written	362,821	370,872	420,034	477,518	1,631,245
Net premiums earned	283,315	351,859	360,538	436,930	1,432,642
Net investment income	28,203	30,025	32,258	32,542	123,028
Realized gains	737	18,213	104,562	12,284	135,796
Other expense, net	(726)	(927)	(1,022)	(2,310)	(4,985)
Income before income taxes and cumulative effect of a change in accounting principle	29,556	49,259	134,086	45,165	258,066
Net income	56,263	32,825	87,770	31,319	208,177
Net income per common share:					
Basic	$ 0.87	$ 0.51	$ 1.36	$ 0.48	$ 3.22
Diluted	$ 0.86	$ 0.50	$ 1.35	$ 0.48	$ 3.20

	Quarters Ended				
	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001	Year
Gross premiums written	$251,791	$260,597	$300,790	$340,428	$1,153,606
Net premiums written	229,753	234,167	226,309	294,421	984,650
Net premiums earned	187,387	220,552	219,967	272,631	900,537
Net investment income	29,325	31,053	29,876	24,346	114,600
Realized gains (losses)	3,480	4,993	(1,605)	6,445	13,313
Other income (expense), net	1,158	1,158	847	(2,408)	755
Income (loss) before income taxes	28,066	32,825	(65,613)	(10,897)	(15,619)
Net income (loss)	18,775	21,865	(41,935)	(6,666)	(7,961)
Net income (loss) per common share:					
Basic	$ 0.39	$ 0.43	$ (0.65)	$ (0.10)	$ (0.14)
Diluted	$ 0.39	$ 0.42	$ (0.65)	$ (0.10)	$ (0.14)

Due to changes in the number of weighted average common shares outstanding during 2002 and 2001, quarterly earnings per share amounts do not add to the total for the year.

21. HEALTHCARE BUSINESS

On December 16, 2002, the Company announced it had entered into an agreement in principle to acquire the Healthcare division of the Specialty Risk Operations of TIG Insurance Company ("TIG"), OdysseyRe's immediate majority stockholder. The Healthcare division specializes in the medical malpractice and hospital professional liability field.

In a related transaction, OdysseyRe plans to acquire one of TIG's excess and surplus lines subsidiaries. OdysseyRe does not plan to assume liabilities associated with business written prior to its acquisition of this subsidiary. Prior to the closing of the acquisition of the non-admitted company, OdysseyRe will assume this business through a 100% quota share of new and renewal business written by TIG, subject to the OdysseyRe guidelines put in place. OdysseyRe and TIG will simultaneously enter into an expense sharing agreement, whereby the costs associated with the Healthcare division will be allocated between the two companies over the ensuing years as business is transitioned to OdysseyRe. This transaction is subject to regulatory approval.

22. SUBSEQUENT EVENT (UNAUDITED)

On March 4, 2003, Fairfax announced it had purchased, through a subsidiary, 4.3 million outstanding shares of OdysseyRe common stock in a private transaction, increasing its interest in OdysseyRe to approximately 80.6%. This will enable OdysseyRe to be included in the Fairfax United States consolidated tax group.

Odyssey Re Holdings Corp.

Corporate Information

OdysseyRe®

Executive Offices

Odyssey Re Holdings Corp.
140 Broadway, 39th Floor
New York, NY 10005
Tel. (212) 978-4700
Fax (212) 344-4229

Odyssey America Reinsurance Corporation
300 First Stamford Place
Stamford, CT 06902
Tel. (203) 977-8000
Fax (203) 356-0196

Worldwide Offices

Americas

Stamford

Odyssey America Reinsurance Corporation
300 First Stamford Place
Stamford, CT 06902
Tel. (203) 977-8000
Fax (203) 356-0196

New York

Odyssey America Reinsurance Corporation
22 Cortlandt Street, 18th Floor
New York, NY 10007
Tel. (212) 978-2700
Fax (212) 978-2795

Hudson Insurance Company
140 Broadway, 39th Floor
New York, NY 10005
Tel. (212) 978-2700
Fax (212) 344-2973

Miami

Odyssey America Reinsurance Corporation
1200 Brickell Avenue, Suite 1410
Miami, FL 33131
Tel. (305) 577-4244
Fax (305) 577-9895

Toronto

Odyssey America Reinsurance Corporation
55 University Avenue, Suite 1600
Toronto, Ontario M5J 2H7
Canada
Tel. (416) 862-0162
Fax (416) 367-3248

Mexico City

Odyssey America Reinsurance Corporation
Insurgentes Sur No. 1605
17th Floor, Modulo III
Col. San José Insurgentes
Mexico, D.F. 03900
Tel. (52) 55-5662-8660
Fax (52) 55-5662-6661

Santiago

Odyssey America Reinsurance Corporation
Alcantara No. 44
Piso 10, Las Condes
Santiago, Chile
C.P. 6760397
Tel. (56) 2-228-0211
Fax (56) 2-228-0215

EuroAsia

Paris

Odyssey America Reinsurance Corporation
15, rue du 4 Septembre
75002 Paris, France
Tel. (33) 1-49-26-10-00
Fax (33) 1-42-96-30-26

Singapore

Odyssey America Reinsurance Corporation
9 Raffles Place
#37-01 Republic Plaza
Singapore 04 8619
Tel. (65) 6438-3806
Fax (65) 6438-3827

Stockholm

Odyssey America Reinsurance Corporation
Norrlandsgatan 16, P.O. Box 1709
SE-111 87, Stockholm
Sweden
Tel. (46) 8-598-11500
Fax (46) 8-598-11599

Tokyo

Odyssey America Reinsurance Corporation
Azabu House 2F
2-13-8, Motoazabu
Minato-ku,
Tokyo 106-0046, Japan
Tel. (81) 3-5730-6126
Fax (81) 3-5730-6127

London Market

London

Odyssey America Reinsurance Corporation
The London Underwriting Centre
3 Minster Court, Suite 5/4
Mincing Lane
London EC3R 7DD
England
Tel. (44) 207-617-4567
Fax (44) 207-617-4566

Newline Underwriting Management Limited
Syndicate 1218
The London Underwriting Centre
3 Minster Court, Suite 5/4
Mincing Lane
London EC3R 7DD
England
Tel. (44) 207-617-4565
Fax (44) 207-617-4566

Bristol

Newline Underwriting Limited
Argentum
350 Bristol Business Park
Coldharbour Lane
Bristol BS16 1EJ
England
Tel. (44) 117-906-3407
Fax (44) 117-906-3632

Board of Directors
Odyssey Re Holdings Corp.

V. Prem Watsa
Chairman of the Board
Chairman and Chief Executive Officer,
Fairfax Financial Holdings Limited, a financial services holding company

James F. Dowd
Vice Chairman of the Board
President and Chief Executive Officer,
Fairfax Inc., a holding company

Andrew A. Barnard
President and Chief Executive Officer,
Odyssey Re Holdings Corp.

Winslow W. Bennett (1)
President, Winwood Holdings Ltd., a private investment company

Anthony F. Griffiths (1)
Retired President and Chief Executive Officer,
Mitel Corporation, a telecommunications company

Robbert Hartog (1)
President, Robhar Investments Ltd.

Brandon W. Sweitzer (1)
Senior Advisor, MMC Global Development,
Marsh & McLennan Companies, Inc.,
a global professional services firm

(1)Audit and Compensation Committees

Officers
Odyssey Re Holdings Corp.

Andrew A. Barnard
President and Chief Executive Officer

Michael G. Wacek
Executive Vice President

Charles D. Troiano
Executive Vice President and
Chief Financial Officer

Anthony J. Narciso, Jr.
Senior Vice President and Controller

Donald L. Smith
Senior Vice President, General Counsel
and Corporate Secretary

Senior Officers of OdysseyRe Business Segments

Americas Division

Michael G. Wacek, *Chief Executive Officer*
Robert S. Bennett
Lawrence C. Berger
Lawrence J. Boyle
Thomas C. Bredahl
Alane R. Carey
Mary M. Coca
Patrice M. Conboy
John F. Coppinger, Jr.
Denise L. Davies
Gerard A. Dugan
Nicholas P. Esposito
Arturo E. Falcon
Patrick E. Gentile
Joseph A. Guardo
Mark W. Hinkley
Jeffrey D. Morash
Juan Eduardo Ovalle
Brian D. Quinn
Roger M. Rossiter
James B. Salvesen
Gustavo A. Scheffler
Christopher T. Suarez
Stephen J. Van de Graaf
Robert H. Ysseldyk

Hudson Insurance Company

James E. Migliorini, *President*
S. Lance Andrew
Christopher L. Gallagher
Michael P. Gleeson
Anthony J. Slowski

EuroAsia Division

Lucien Pietropoli, *Chief Executive Officer*
Bernard Assens
Thierry Clarenc
Christophe Delélis-Fanien
Isabelle Dubots-Lafitte
Gaël Le Paih
Hervé Leduc
Philippe Mallier
Olivier Massot
Pär Mattsson
Claude Oger
Bruno Pesenti
Ow Hea Sea
Emily Tay
Hiroshi Yokojima

London Market Division

Brian D. Young, *Chief Executive Officer*
Paul T. Everett
Stephen L. Gordon
Andrew R. Gregory
Michael J. Hanns
Tracey O. Lillington
J. Richard F. Micklem
Carl A. Overy
Duncan J. Reed
André-François Rocque
Kenneth A. W. Thorpe
Malcolm J. A. Whybrew
Nigel G. Wilson

Investor Information

Stockholders' Meeting

The 2003 Annual Stockholders' meeting will be held on Wednesday, April 23, 2003, at 9:00 a.m. (EST), at The Yale Club, 50 Vanderbilt Avenue, New York, NY.

Auditors

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York, NY 10036

Transfer Agent and Registrar

The Bank of New York
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286
Telephone: (800) 524-4458
E-Mail Address: Shareowner-svc@bankofny.com
The Bank of New York's Stock Transfer Website:
http://www.stockbny.com

Send Certificate for Transfer and Address Changes To:

Receive and Deliver Department
P.O. Box 11002
Church Street Station
New York, NY 10286

Stock Trading

Odyssey Re Holdings Corp. shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the trading symbol "ORH".

Common Stock and Dividends

Quarterly high and low sales prices per share of the Company's Common Stock, as reported by the New York Stock Exchange Composite, for the third and fourth Quarter of 2001, and the first, second, third and fourth Quarters of 2002 were as follows:

Third Quarter 2001:

High 18.10 Low 11.08

Fourth Quarter 2001:

High 18.10 Low 13.79

First Quarter 2002:

High 17.85 Low 15.30

Second Quarter 2002:

High 20.25 Low 15.15

Third Quarter 2002:

High 17.49 Low 12.87

Fourth Quarter 2002:

High 18.85 Low 16.00

In 2001, the Board of Directors established a policy of declaring regular quarterly cash dividends. In September 2001, the Company declared a dividend of $0.025 per common share and the Company paid the dividend in the quarter following the date of declaration. The Company declared and paid dividends of $0.025 per common share in each of the four quarters in 2002. On February 13, 2003 the Board of Directors declared a cash dividend of $0.025 per common share, payable on or before March 31, 2003, to all stockholders of record as of March 17, 2003.

The declaration and payment of future dividends, if any, by the Company will be at the discretion of the Board of Directors and will depend upon many factors, including the Company's consolidated earnings, financial condition and business needs, capital and surplus requirements of the Company's operating subsidiaries, regulatory considerations and other factors.

The Company is a holding company, whose principal source of income is dividends from its subsidiaries. The payment of dividends by its subsidiaries is restricted by insurance regulations. (See Note 14 of Notes to Consolidated Financial Statements.)

As of January 31, 2003, the approximate number of holders of the Company's Common Stock, including those whose Common Stock is held in nominee name, was 6,250.

Employees

As of December 31, 2002, the Company and its subsidiaries had 424 employees.

Information Request:

A copy of Odyssey Re Holdings Corp. Annual Report and Form 10-K are are available without charge on OdysseyRe's Web site http://www.odysseyre.com, or upon written request to:

Odyssey Re Holdings Corp.
ATTN: Investor Relations
300 First Stamford Place
Stamford, CT 06902
Telephone: 203 940-8610
Facsimile: 203 965-7995

For more information about Odyssey Re Holdings Corp., visit OdysseyRe's Web site at: **http://www.odysseyre.com**

"It is good to have an end to journey toward; but it is the journey that matters, in the end."

Ursula K. LeGuin

OdysseyRe

Safe Journey

OdysseyRe

Odyssey Re Holdings Corp.
140 Broadway
New York, NY 10005
www.odysseyre.com